8/9

05010334

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dixons Group plc

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 1 2 2005
THOMSON FINANCIAL

FILE NO. 82- 2331 FISCAL YEAR 4-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 8/10/05

Dixons Group plc

Annual Report and Accounts 2004/05

68 YEARS OF RETAIL EXPERTISE

70% GROWTH
IN ONLINE SALES

1,400

STORES ACROSS EUROPE

SERVING MORE THAN
100 MILLION CUSTOMERS
EVERY YEAR

WE LISTEN,
WE DELIVER,
WE SUPPORT,
24 HOURS A DAY,
365 DAYS...

33%

OF SALES NOW FROM
INTERNATIONAL BUSINESSES

40,000 EMPLOYEES

Dixons Group plc is the leading European specialist retailer of consumer electronics with operations in thirteen countries.

Czech Republic, Denmark, Finland, France, Greece, Hungary, Iceland, Ireland, Italy, Norway, Spain, Sweden and the United Kingdom.

FINANCIAL HIGHLIGHTS

GROUP TURNOVER* (continuing operations) £million

£6.98 billion +8% growth

Year	£million
04/05	6,982.7
03/04	6,491.7
02/03	5,758.4
01/02	4,868.2
00/01	4,648.8

PROFIT BEFORE TAXATION*# £million

£343.1 million +4% growth

Year	£million
04/05	343.1
03/04	329.3
02/03	282.9
01/02	256.6
00/01	238.6

ADJUSTED DILUTED EARNINGS PER SHARE*# pence

12.6 pence +3% growth

Year	pence
04/05	12.6
03/04	12.3
02/03	11.1
01/02	9.9
00/01	9.0

DIVIDENDS PER SHARE pence

8.05 pence +10% growth

Year	pence
04/05	8.050
03/04	7.320
02/03	6.655
01/02	6.050
00/01	5.500

* Where appropriate, prior years have been restated to take account of new accounting standards, and amendments to existing accounting standards.

Excludes the effects of goodwill amortisation, exceptional items and discontinued operations.

Contents




Range
With international retail experience, we know how to spot amazing products, and each of our stores stocks thousands of them. Our skill is in finding the right technology for every customer. You could call it electrical matchmaking.





Service

We keep Europe's households running like clockwork, with more than two million service visits every year. Whether in Italy or Ireland, we help our customers for the life of their product, on installation day, wash day, any day they need us.




Price
We buy internationally, so we buy big. The result? New technologies at breakthrough prices. Our customers can step or click into our stores to find value that's ahead of the competition.

Currys	The UK's biggest chain of electrical superstores. Comprehensive choice of domestic appliances, vision, audio, communications, PCs and services.
Dixons	The UK's specialist for new technology.
Ireland	Ireland's leading electrical retailer trading as Currys, Dixons and PC World.
ELKJØP	The leading electrical retailer across Norway, Sweden, Denmark, Finland and Iceland.
UniEuro	Leading electrical stores across Italy.
ELECTRO WORLD	Ground-breaking electrical superstores in Hungary and the Czech Republic.
ΚΩΤΣΟΒΟΛΟΣ	Kotsovolos is Greece's leading electrical retailer.
PC WORLD The Computer Superstore	The UK's biggest chain of computer superstores, with a comprehensive range of PCs, laptops, peripherals and services.
PC WORLD Business	Direct sales of computer products and services to UK businesses and the public sector.
PC CITY Computer Superstore	The specialist computer superstore chain trading in Spain, France, Italy and Sweden.
The Link	The UK's specialist retailer for communication products and services.
Genesis Communications	Direct sales of mobile phones and services to UK businesses.

		SALES	STORES	SELLING SPACE (000 SQ FT)	AVERAGE SELLING AREA PER STORE (SQ FT)	EMPLOYEES
www.currys.co.uk		£1,852m	369	4,338	11,757	8,842
www.dixons.co.uk		£688m	221	645	2,918	4,169
		£80m	16	171	10,694	515
www.elkjop.no www.lefdal.com www.elgiganten.se	www.elgiganten.dk www.gigantti.fi www.elko.is	£1,003m	174	2,397	13,776	3,902
www.unieuro.com		£585m	102	1,952	19,139	2,453
www.electroworld.hu www.electroworld.cz		£106m	Hungary: 5 Czech Republic: 6	218 241	43,560 40,182	309 400
www.kotsovolos.gr		£160m	78	605	7,760	1,722
www.pcworld.co.uk		£1,366m	145	2,355	16,243	5,528
www.pcwb.com		£329m	–	–	–	453
www.pccity.es www.pccity.fr www.pccity.it www.pccity.se		£218m	Spain: 22 France: 7 Italy: 6 Sweden: 2	318 128 110 39	14,473 18,274 18,346 19,364	1,110 265 143 102
www.thelink.co.uk		£428m	296	287	968	2,322
www.genesis-communications.co.uk.		£103m	–	–	–	452

In a year characterised by weakening consumer demand and challenging competition in our major markets, our executive team has, through firm anticipatory action and considerable effort, delivered a creditable performance. Year on year profit and cash generation have both improved and we retain a very strong balance sheet. The Directors have recommended a 10 per cent increase in the full year dividend. Additionally, during the year we returned almost £100 million to shareholders through our share repurchase programme and aim to repurchase a similar amount in the current year.

Good progress in expanding our business in Europe

We have continued to expand our store base in Europe. We now trade in 13 countries and plan to open our first stores in Poland and Portugal. We have recently signed a co-operation agreement with Eldorado Group, the leading electrical retailer in Russia and Ukraine, which gives us the option to purchase the business in stages.

Our ambition to remain Europe's leading electrical retailer and to extend our market position depends increasingly on our ability to demonstrate the benefits to the consumer of our specialist offering, comprising market leading prices, unparalleled product ranges and excellent customer service.

Price, range and service are the lifeblood of our business

Offering outstanding value for money and extensive product ranges are the hallmarks of the Dixons Group and are intrinsic to our culture. They are absolutely key to performance in every one of the countries in which we now trade and are pursued relentlessly. The more challenging ingredient in the art of retail specialisation is the delivery of consistently high standards of customer service. Employees who are courteous, welcoming, and who display unrivalled product knowledge is the combination we deliver at our best. And, if something goes wrong, we fix it quickly and in good spirit. Our call centres engage effectively with the caller and our websites are conducive to internet buying. Our *Being The Best* programme, which I outlined in last year's statement and which has been adopted throughout the Group, is just one of several initiatives aimed at ensuring that all our people deliver to the standards of the best and that we are deserving of our customers' loyalty.

The Group is now truly European in retailing terms and international in its buying. The transfer of staff and the sharing of best practice between Group companies continues to gather momentum, illustrated by over 200 current staff secondments. Buying is now better co-ordinated across the Group and our own office in China is being restructured to maximise the benefits of procurement in this increasingly important source of electrical goods.



As the Group has grown to operate some 15 brands across numerous European markets, there can occasionally be confusion over our corporate name. We are therefore seeking shareholders' approval at the annual general meeting to adopt the name DSG International plc, in place of Dixons Group plc. The Dixons brand will of course remain in our high street and airport stores in the UK and Ireland. Further information on this proposal is set out in the accompanying notice of annual general meeting.

The strengths of a specialist electrical retailer remain our competitive advantage

Consistent with best practice, we have for the second year evaluated the effectiveness of the Board and its various committees. Each individual director's contribution has been appraised, as has the Chairman's. Our policies on corporate responsibility and the environment are well documented and our performance is measured. The Board is satisfied that we are achieving steady improvements. The Group has donated a further £1 million to deserving causes, principally to those which address the needs of people with disabilities or who are otherwise disadvantaged. Many of our employees add to this through our Community Investment Programme in their local communities and I salute their efforts.

I am delighted to have been invited to remain as your Chairman for a further three years and am grateful to my colleagues on the Board for their commitment and contribution to the delivery of our corporate goals. I must give a particular word of thanks to our Chief Executive, John Clare, whose experience and energy are negotiating the Group through a period of unprecedented change. The CBE recently awarded to him was well deserved and a great pleasure to all his colleagues.

As I write, uncertainty continues over the economic prospects for the coming year or two in some of the countries in which we operate. Our prosperity depends on consumers' disposable income and any further increases in taxation, direct or indirect, will damage our prospects along with those of all other retailers.

It is when times are challenging that one particularly appreciates the commitment and efforts of our employees, now numbering over 40,000 across the world. I record my thanks and appreciation to them all.

Sir John Collins
Chairman

I am pleased to report that the Group achieved further growth in sales and profits, despite a very challenging consumer and retail environment in the UK, particularly in the second half. I would like to thank all our employees for their hard work and dedication.

We achieved growth in a challenging environment

Growth was driven by an encouraging performance from our International operations, with Elkjøp in the Nordic countries once again leading the way. During the year we increased our stake in Kotsovolos, the market leading electrical retailer in Greece, to a controlling 80 per cent. Our investments in Electro World in Central Europe and PC City in France and Spain made good progress towards profitability. We opened further PC City stores in Italy and Sweden.

UniEuro, our Italian electricals business, had a more difficult year, although we have made headway in transforming the business from a buying group to a centralised business model, with the associated advantages of economies of scale.

The Group's International operations reached an important milestone in the second half, generating one third of total Group sales for the first time.

One third of Group sales now generated overseas

In the final quarter we made two important announcements concerning the future of our International operations. First, we announced our intention to accelerate the expansion of PC City in France, where we see the potential for up to 100 stores, together with the intention to expand Electro World into Poland and PC City in Portugal, giving us a presence in 15 European countries. Secondly, we announced a co-operation agreement with Eldorado Group, the leading electricals retailer in Russia and Ukraine. Under the terms of the agreement we have the right to acquire Eldorado by 2011.

Against the backdrop of weakening consumer demand, the performance of our UK operations was disappointing, particularly in the second half.

Currys sales performance was sound, but profitability was undermined by a reduction in trading margins and credit commission income. Currys launched a new customer support proposition, *whateverhappens*, in the last quarter, enhancing the offer and giving our customers greater choice and more ways to pay. Initial feedback has been positive.

Dixons performance benefited from a rationalisation of its store portfolio in the first quarter, and from a new marketing platform and advertising campaign, *The Future for Less*, launched in September. The resulting sales performance, particularly over the Christmas peak, was encouraging. Tests of new Dixons formats continue.

PC World in the UK had to deal with very significant levels of price deflation. Lower prices made it a particularly good time for our customers to buy. Sales volume grew sharply and our market share strengthened, not sufficiently, however, to compensate for lower unit prices and like for like sales. Sales in PC World Business were strong, boosted



by the acquisition of MicroWarehouse in June 2004, a Business to Business (B2B) operation, which has since been integrated into PC World Business operations.

Competitive pressures in the pay-as-you-go mobile phone market impacted on The Link's performance, particularly in the second half. The Link successfully relaunched its service contract business in early November. Genesis, our B2B mobile service provider, made good progress.

Internet sales from our four retail brands and B2B operations continued to grow in the UK, and were up 70 per cent over the year. Investment in site capacity and fulfilment operations delivered excellent results with a "collect at store" feature launched during the fourth quarter in PC World proving to be a convenient facility for web customers. Elsewhere, a transactional website has now been established in Norway. Growth of our internet operations across all countries in which the Group has a retail presence is an important opportunity, and further investments will be made in this distribution channel in the year ahead.

Further investments will be made in our internet operations

Good progress was made towards a new structure that will manage the Group's retail formats under two divisions – computing and communications and large space electrical stores. Today, we have three trading operations. Computer superstores and our communications businesses have now been consolidated under one management team, led by Simon Turner. Our electricals operations are currently managed as two sub-divisions; one that covers the UK and Ireland and the other covering the rest of Europe, headed by Nick Wilkinson and Per Bjørgas, respectively. This structure is enabling us to sharpen our operational and commercial execution and strengthen our competitive edge.

As we grow, we create scale, which in turn creates opportunities for efficiencies in buying, supply chain, store operations and other areas. These efficiencies will enable us to eliminate unnecessary cost and deliver improved service to customers.

Turning to the year ahead, we are cautious about the outlook in our markets, particularly in the UK and Italy. The Group is well positioned, however, with a strong balance sheet, the right strategy and clear plans for the longer term. Our immediate priorities are also clear: a measured approach to international expansion, a focus on free cash flow and margin delivery and the achievement of further cost savings.

Our growing scale creates opportunities for improved efficiency

Through our 1,400 outlets, we will continue to align our approach to the needs of customers, whilst retaining an unwavering commitment to market leadership on price, range and service.

Our markets are dynamic and the pipeline of new technology is more exciting than ever. We approach our markets with our customary ambition and determination, ready for the challenges and opportunities ahead.



John Clare
Chief Executive

GROUP RESULTS

Profit and loss account

The Group's total results and underlying results, which exclude goodwill amortisation, exceptional items and discontinued operations, are as follows:

Turnover up 8 per cent to £6,983 million

	Underlying results*		Total results	
	£million	% increase/ (decrease)	£million	% increase/ (decrease)
Turnover	6,982.7	8%	6,982.7	8%
Operating profit	312.8	(2)%	290.2	7%
Profit before tax	343.1	4%	336.8	(8)%
	Pence	% increase/ (decrease)	Pence	% increase/ (decrease)
Adjusted diluted eps	12.6	3%		
Basic eps			12.6	(12)%

*Excluding goodwill amortisation, exceptional items and discontinued operations.

Group turnover for the 52 weeks ended 30 April 2005 increased by 8 per cent to £6,983 million (2003/04 £6,492 million). Sales included first time contributions from Kotsovolos and MicroWarehouse. Group like for like sales were up 2 per cent.

Underlying profit before tax up 4 per cent to £343.1 million

Underlying profit before taxation, amortisation of goodwill, exceptional items and discontinued operations for the 52 weeks ended 30 April 2005 grew by 4 per cent to £343.1 million (2003/04 £329.3 million). Underlying operating profit and profit before taxation includes £7.4 million of property profits (2003/04 £8.0 million).

Total profit before tax, which includes goodwill amortisation, exceptional items and discontinued operations, fell by 8 per cent to £336.8 million (2003/04 £366.2 million). In 2003/04, the Group generated net exceptional profits of £38.8 million compared with only £0.9 million in 2004/05. Net exceptional profits for the year of £0.9 million comprised three principal items: an impairment to fixed assets of £15.4 million relating to cost reduction programmes in distribution and information systems; a profit of £12.2 million generated from exchanges by holders of the 1% Exchangeable Bonds 2004 into shares in France Telecom S.A. and a profit of £3.8 million generated from the sale of a subsidiary company. The net exceptional profit of £38.8 million arising in 2003/04 related mainly to profits arising from the sale of shares in Wanadoo S.A. and a charge in respect of the closure of 106 Dixons stores.

The amortisation of goodwill charge of £7.2 million (2003/04 £4.2 million) mainly related to Kotsovolos and Genesis Communications.



Kevin O'Byrne
Group Finance Director



01



02

Interest
Net interest receivable was £30.3 million (2003/04 £11.6 million). The increase reflects higher average cash balances, low Euro and Norwegian Kroner interest rates and increases in UK interest rates.

Taxation
The Group's tax rate on underlying profit was 27.0 per cent (2003/04 26.0 per cent). The increase in the tax rate reflects increased effective overseas tax rates.

Dividends
The directors have recommended the payment of a final dividend of 6.22 pence per share, making total dividends for the period of 8.05 pence (2003/04 7.32 pence). This represents a year on year increase of 10 per cent. Total dividends are approximately 1.6 times covered by underlying earnings and 1.8 times by free cash flow. The Group's policy is to increase dividends in line with earnings.

Dividends up 10 per cent to 8.05 pence covered 1.8 times by free cash flow

Earnings per share
Adjusted diluted earnings per share, which removes the effects of goodwill amortisation, exceptional items and discontinued operations, increased by 3 per cent to 12.6 pence per share. Basic earnings per share decreased from 14.4 pence per share to 12.6 pence per share due to the larger exceptional profit in the prior year. Diluted earnings per share decreased from 14.3 pence per share to 12.5 pence per share.

Consolidated balance sheet
Net operating assets for continuing operations at 30 April 2005 increased by £138.1 million to £1,052.7 million (1 May 2004 £914.6 million). Net operating liabilities in the UK Retail division increased to £190.8 million (1 May 2004 £163.1 million) reflecting lower stock levels arising from improved stock management and decreased numbers of Dixons stores. Net operating assets within the International Retail division increased by 15 per cent to £1,243.5 million (1 May 2004 £1,077.7 million), reflecting the acquisition of Kotsovolos and organic growth.

Capital expenditure
Net investment in land and buildings increased by £19.5 million to a net book value of £162.6 million (2003/04 £143.1 million) mainly as a result of the acquisition of Kotsovolos. Expenditure in the year on fixtures, fittings and equipment increased to £143.4 million (2003/04 £110.6 million) which was mainly due to *eclipse*, the new EPOS trading system. This expenditure compared with depreciation of £128.7 million (2003/04 £114.5 million).


WOW!
799
03


04

01 Serving customers at Dixons, Canterbury.

02 Customers browsing at UniEuro, Bari.

03 Fantastic deals at PC City, Paris.

04 Kotsovolos, Athens. The Group acquired a controlling stake in the chain in September 2004.

Fixed asset investments

During the year, exceptional profits of £12.2 million (€18.4 million) were generated from exchanges by holders of the 1% Exchangeable Bonds 2004 into shares in France Telecom S.A. and the sale of France Telecom S.A. shares. This increased net funds by £45.7 million and is the final realisation of the Group's Freeserve investments previously sold to Wanadoo S.A., part of the France Telecom S.A. Group.

FINANCIAL POSITION AND CASH FLOW

The Group's financial position is strong. In the period, the net cash generated from operating activities was £456.1 million, an improvement of £127.9 million on the same period last year.

Strong free cash flow generation up 34 per cent to £278.6 million

Free cash flow

Free cash flow generated in the period was £278.6 million, an increase of £70.8 million (34 per cent) year on year.

	52 weeks ended 30 April 2005 £million	52 weeks ended 1 May 2004 £million	Change year on year £million
Underlying operating profit	**312.8**	317.8	(5.0)
Depreciation	**134.1**	119.5	+14.6
Working capital	**77.9**	(86.2)	+164.1
Working capital impact of pay-as-you-go customer support agreements	**(38.4)**	–	(38.4)
Other	**(30.3)**	(22.9)	(7.4)
Net cash from operating activities	**456.1**	328.2	+127.9
Net interest	**33.1**	9.1	+24.0
Taxation	**(90.9)**	(52.9)	(38.0)
Capital expenditure	**(168.8)**	(146.2)	(22.6)
Sale of freehold property	**49.1**	69.6	(20.5)
Free cash flow	**278.6**	207.8	+70.8

The key drivers of the free cash flow improvement were lower working capital of £164.1 million, with improvements in stock turns, creditor and debtor days, and an increase of £24.0 million from interest income. Cash reduced by £38.4 million as a result of the introduction of the monthly payment option for customer support agreements. Capital expenditure increased by £22.6 million driven by the investment in new store systems.



01



02



03

Available net funds

At 30 April 2005 the Group had available net funds (which exclude funds held under trust for customer support agreement liabilities) of £239.0 million, compared with £342.2 million in the previous year.

	2004/05		2003/04	
	£million	£million	£million	£million
Opening net funds		644.8		170.1
Free cash flow		278.6		207.8
Dividends	(144.2)		(132.3)	
Repurchase of shares	(92.6)		–	
Acquisitions	(184.3)		(5.2)	
Disposals/other	49.0		404.4*	
Other movements in net funds		(372.1)		266.9
Closing net funds		551.3		644.8
Less: Funds held under trust		(312.3)		(302.6)
Available net funds		239.0		342.2

*Includes £213.4 million proceeds from the sale of Wanadoo shares and £127.2 million from exchanges of the 1% Exchangeable Bonds 2004.

£237 million returned to shareholders through dividends and share buy backs

Other movements in funds in the period included £144.2 million dividend payment, £92.6 million share buy back, £184.3 million related to acquisitions (including £70.3 million of net debt acquired with Kotsovolos) and £43.8 million exchange of the 1% Exchangeable Bonds 2004 into shares in France Telecom S.A.

Acquisitions

On 4 June 2004, the Group acquired the UK operations of MicroWarehouse for £22.0 million. The process of integrating these into PC World Business is nearing completion.

During the period, the Group paid the final instalment of £19.9 million (€29.8 million) for the purchase of UniEuro.

On 8 September 2004, the Group acquired a controlling interest in Kotsovolos, having previously increased its investment from 13.6 per cent to an associate shareholding of 24.4 per cent on 8 July 2004. By 30 April 2005, the Group had further increased its shareholding to 79.1 per cent bringing the total cash consideration and costs paid in the year to £63.9 million (€94.1 million). For a transitional period, another shareholder retains a 20 per cent interest in Kotsovolos, which the Group has the right to acquire after five years. This shareholder has the right to sell its shares to the Group in equal tranches after two and four years.



04



05



06

01 Currys, Staples Corner has an extensive range of integrated appliances.

02 The Group plans to open 100 PC City stores in France.

03 Oddbjørn Erlimo at Elkjøp, Lørenskog helps a customer set up his new camera.

04 Fridge freezers come in all sizes at Kotsovolos, Athens.

05 The digital camcorder display at Elkjøp, Lørenskog.

06 Laptops at PC City, Bari.

UK RETAIL

UK Retail made an operating profit before goodwill amortisation and exceptional items of £232.2 million (2003/04 £254.2 million), a decrease of 9 per cent. Turnover increased by 3 per cent to £4,819 million (2003/04 £4,698 million). Like for like sales grew by 2 per cent.

Gross margins were down by 0.7 percentage points compared with the prior year. A decline in credit commission, the diluting impact of growth in business to business sales and changes in product mix had a negative impact on gross margin performance. A continued focus on margins throughout the year resulted in lower margin declines of 0.5 per cent in the second half compared with the prior year. The UK's overall cost to sales ratio was flat year on year. The Group completed the UK rollout of new branch systems and made further improvements in supply chain management, distribution and after-sales support.

The Group has embarked on a major cost reduction exercise

In the UK the Group has embarked on a major cost reduction exercise. Over the next two years the distribution network will be rationalised. The Group is also in the process of negotiating the outsourcing of certain information systems support functions.

Market share and product markets

UK product markets decreased in value by 1 per cent overall. The brown goods market grew by 5 per cent with strong growth in flat panel televisions, digital cameras and internet audio products. Sales of games consoles, cathode ray televisions and 35mm cameras all declined. The white goods market grew by 4 per cent with strong growth in laundry and cooking.

The overall computing market fell by 10 per cent. The PC hardware market fell by 11 per cent, with strong unit volume growth more than offset by accelerated price deflation. There were significant declines in the value of both the PC peripheral and PC accessory markets.

The market for mobile phone connections grew by 30 per cent during the year, with growth driven by prepay connections, albeit at lower retail prices. Prepay connections grew by 41 per cent year on year.

UK Retail continued to grow its overall market share, driven by gains in computing and white goods. Market share growth was particularly strong in PC hardware and peripherals.

UK RETAIL Sales £m

04/05	4,819.0
03/04	4,697.9

Total change +3%
Like for like change +2%

UK RETAIL Operating profit £m

04/05	232.2
03/04	254.2



01



02

Currys

Currys sales were £1,852 million (2003/04 £1,752 million), an increase of 6 per cent. Like for like sales grew by 6 per cent for the full year, with 2 per cent growth in the second half. Sales of vision products benefited from Euro 2004 and the Olympic Games. Whilst Currys delivered strong sales over the important peak period, performance over the balance of the year reflected the slowdown in consumer expenditure. Sales via the internet were strong, benefiting from a range of improvements in site design and content.

Sales performance in the year was driven by strong advertising, in-store promotion and by competing robustly on range and price. Customer footfall and conversion rates improved, offsetting retail price deflation. Currys relaunched its customer support proposition, branded *whateverhappens* in the fourth quarter, with enhanced levels of service, including fast, guaranteed home calls within two business days and a pay-as-you-go option. Early reaction from customers has been positive.

Currys completed the roll out of a new EPOS system, *eclipse*, which enables faster transaction times. *Eclipse* is Chip and Pin compliant and will improve in-store efficiency in the current financial year.

Currys resited five stores, opened two new stores and closed 12 high street stores in the year. Currys retail space grew by 2 per cent.


whateverhappens.
product support
We're here to solve your problem quickly, so you don't have the hassle
Currys

Left: Currys launched a new customer support agreement *whateverhappens*.

CURRYS Sales £m

04/05	1,851.6
03/04	1,751.9

Total change +6%
Like for like change +6%


Currys

03


Currys

04

01 Currys is trialling lighting sections in stores at Staples Corner and Hull.

02 Birju Patel at Currys, Staples Corner demonstrates digital camcorders.

03 Flat panel television sales are far outstripping those of conventional cathode ray televisions at Currys.

04 Currys, Staples Corner.

Following the previously announced store closures at the beginning of the year, Dixons retail space reduced by 27 per cent during the year and now represents 5 per cent of total Group space. Sales were down 14 per cent to £688 million (2003/04 £798 million). Like for like sales were up 4 per cent. Like for like sales performance benefited from the realignment of store space around growth categories and simpler operational procedures. A new brand strategy, supported by stronger advertising and aggressive price promotions from September, positioned the chain as the source for new digital technology under the strap line *The Future for Less*.

Trials of alternative format Dixons stores continued in seven locations during the year, with a focus on mid-size sites of approximately 10,000 sq ft in edge of prime locations.

The Dixons management team has been integrated with Currys, enabling the business to reduce costs, leverage shared expertise and align their promotional strategies more effectively.

Below: The Apple iPod and MP3 players continue to be hot products at Dixons.



PC World sales (including PC World Business) grew by 11 per cent to £1,695 million (2003/04 £1,532 million) with like for like sales 2 per cent lower, affected by significant price deflation in PC hardware. Seven new PC World stores were opened during the year and four stores were resited.

PC World continued to gain market share, with sales up 3 per cent to £1,365.7 million (2003/04 £1,327.3 million). There were encouraging sales of laptops and newer high value media centre PCs. Sales of services performed well during the year. All in-store PC Clinics were rebranded as Advice and Service centres. Sales of in-store PC health checks grew by more than a third.

Internet sales grew strongly and a new *Collect@Store* proposition, launched at Easter, is generating encouraging levels of in-store sales from website visitors.

DIXONS Sales £m

04/05	687.5
03/04	797.8

Total change –14%
Like for like change +4%

PC WORLD Sales £m

04/05	1,365.7
03/04	1,327.3

Total change +3%
Like for like change –2%



01



02



03

01 Gino Perini at The Link, Staples Corner explains smartphone technology.

02 A customer tests digital cameras at Dixons, Brent Cross.

03 Dixons, Canterbury is counter-free so customers can get close to the technology.

PC World Business sales grew by 61 per cent to £329 million (2003/04 £205 million), reflecting a first time contribution from MicroWarehouse, which was acquired in June 2004. PC World Business gross margins improved during the year. There was strong growth in store catalogue and public sector sales. Sales of services, including remote IT management, also performed well.

The Link Genesis Communications

Sales in The Link grew by 5 per cent to £428 million (2003/04 £407 million) with like for like sales up 2 per cent. The competitive environment in the mobile phone market intensified, especially in the prepay sector. The availability of phones through mass merchants heightened competition. New technology was a principal driver of demand during the year, with sales of prepay camera phones and feature-rich contract phones performing well.

New technology was a principal driver of demand at The Link

The Link opened 13 new stores, closed five stores and resited two stores during the year. The chain completed a comprehensive store refurbishment programme. The Link lost market share during the year, largely in lower price point phones to mass merchants. Internet sales were strong, with new contract connections more than doubling. The Link launched monthly customer support agreements, branded *Linkplan*, on contract phones during the year. Customer reaction has been positive.

Genesis Communications sales were £103 million (2003/04 £103 million) with data connections growing by 4 per cent during the year and the average billing subscriber base up 16 per cent year on year. During the year, Genesis launched a new customer strategy and a business accessories campaign.

CUSTOMER SUPPORT AGREEMENTS

Further innovations in customer support agreements were implemented during the year, with service enhancements and new convenient payment options introduced for customers at Currys, PC World and The Link. All chains made significant changes to their service offerings and focused on improving the clarity of the terms of the agreements. Currys launched *whateverhappens* in February 2005, offering customers the option of monthly pay-as-you-go, or term payments, and PC World offered *PC Performance* on a monthly pay-as-you-go basis. Early indications are that customers have embraced the changes positively. The Group is actively engaged in maintaining dialogue with customers and consumer organisations to ensure that the benefits and the terms of its customer support agreements are well understood and to keep abreast of, and respond to, the views of opinion formers and stakeholders.



04

THE LINK Sales £m


04/05 427.9
03/04 407.4

Total change +5%
Like for like change +2%



05


Advice

06

04 Abdelkrim Zekagh repairs a customer's PC in the Advice and Service Centre at PC World, Staples Corner.

05 PC World offers a market-leading range of PC accessories.

06 Tina Chikniwala at PC World, Staples Corner using *eclipse*, the new EPOS trading system.

International sales grew by 23 per cent

INTERNATIONAL RETAIL
Sales in International Retail were £2,164 million (2003/04 £1,760 million), an increase of 23 per cent in total and 1 per cent on a like for like basis. In the second half of the year, a third of sales were generated outside the UK for the first time. Operating profit (before goodwill amortisation) increased by 27 per cent to £80.6 million (2003/04 £63.6 million).

The performance reflects profit growth in the Group's established operations and a first time contribution from Kotsovolos, more than offsetting planned start-up losses in developing markets. Gross margins declined by 0.1 percentage points compared with the prior year with a weaker performance in the second half, largely reflecting the tougher consumer backdrop in Italy.

The Group made several significant announcements affecting its international operations during the year, including an accelerated store opening programme for PC City in France, and the intention to enter the Polish market with Electro World and Portugal with PC City. The Group also announced a co-operation agreement with Eldorado, the market leading electricals retailer in Russia and Ukraine. This presents the Group with the opportunity to acquire Eldorado by 2011 for a fixed price of US$1.9 billion.

INTERNATIONAL RETAIL – ESTABLISHED BUSINESSES
Sales in the established international businesses increased by 21 per cent to £1,840 million (2003/04 £1,524 million), with operating profit (before goodwill amortisation) growing by 8 per cent to £107.7 million (2003/04 £100.0 million).

Elkjøp grew its share in all four of its markets

Elkjøp recorded a strong performance, particularly in Norway, Sweden and Finland. Total sales increased by 14 per cent to £1,003 million (2003/04 £880 million) with like for like sales 4 per cent higher. Trading conditions were more challenging in Denmark. Operating profit for Elkjøp grew by 14 per cent to £66.3 million (2003/04 £58.1 million). In aggregate, the Group estimates that the product markets in the Nordic region grew by 6 per cent during the year with growth in the computing, communications and large white goods markets and small declines in the brown goods and small appliances markets. Elkjøp grew its share in all four of its markets.

Sales in UniEuro were £585 million (2003/04 £571 million), an increase of 3 per cent in total but 4 per cent lower on a like for like basis. The business had a disappointing year with an operating profit of £31.3 million (2003/04 £40.3 million) in a subdued Italian consumer environment. The business continues to generate significant profit and

INTERNATIONAL RETAIL Sales £m

04/05	2,163.7
03/04	1,760.1

Total change +23%
Like for like change +1%

INTERNATIONAL RETAIL
Operating profit £m

04/05	80.6
03/04	63.6

ELKJØP Sales £m

04/05	1,003.2
03/04	880.2

Total sales change +14%
Like for like sales change +4%

ELKJØP
Operating profit £m

04/05	66.3
03/04	58.1


01


02

UNIEURO Sales £m

04/05	585.2
03/04	570.5

Total sales change +3%
Like for like sales change –4%

UNIEURO
Operating profit £m

04/05	31.3
03/04	40.3

several successful initiatives were implemented during the year with good progress made in consumer credit and with customer support agreements relaunching successfully in the fourth quarter.

A new management team is now in place. During the year, UniEuro continued to restructure its operations, moving from a decentralised buying model to a centrally managed operation better equipped to leverage Group synergies. A store upgrade has begun. Over a three year period, every store will be either refurbished, resited, or, if under performing, closed. During the year, seven new stores were opened and one store closed. UniEuro has also embarked on a cost reduction plan with a focus on the supply chain platform, stock management and central costs. UniEuro is proposing to restructure its distribution network over the next two years.

ΚΩΤΣΟΒΟΛΟΣ

In September, the Group acquired a controlling stake in Kotsovolos, the leading electricals retailer in Greece, and the business has since been delisted from the Athens Stock Exchange. Total sales were £160 million, with a first time contribution to Group operating profit (before goodwill amortisation) of £8.1 million. Since the Group acquired the controlling stake, a new management team has been appointed, a central cost reduction programme has been implemented and a major store refit and resite programme is under way.

Ireland

Sales in Ireland grew by 11 per cent to £80 million (2003/04 £72 million), with like for like sales increasing by 3 per cent. Operating profit was £2.5 million (2003/04 £1.4 million). In the year, one new PC World store was opened.

INTERNATIONAL RETAIL – INVESTMENT BUSINESSES

Total sales in investment businesses increased by 37 per cent to £324 million (2003/04 £237 million). Operating losses in these businesses reduced by 26 per cent to £27.1 million (2003/04 £36.4 million).

Below: UniEuro sales assistants, Antonella Iannone, Enza Fiore and Claudia Giannico.



KOTSOVOLOS Sales £m

04/05	159.9

KOTSOVOLOS Operating profit £m

04/05	8.1


UniEuro

03

IRELAND Sales £m

04/05	79.9
03/04	72.1

Total sales change +11%
Like for like sales change +3%

IRELAND Operating profit £m

04/05	2.5
03/04	1.4

01 The crèche at Elkjøp, Lørenskog keeps children happy while customers browse.

02 Elkjøp is growing its sales of communications technology.

03 The stylish entrance to UniEuro, Bari.

PC City total sales were up 45 per cent to £218 million (2003/04 £151 million). The product trends across mainland Europe were similar to those in the UK, with PCs and laptops selling well. Investment losses were £19.7 million (2003/04 £24.8 million). Losses fell in Spain, France and Italy.

At the year end, there were 37 PC City stores trading in four countries.

PC City France made good progress. One new store was opened during the year. The business is delivering consistent sales growth with all stores making a positive contribution to central costs. The Group is now satisfied that the PC City business in France is sufficiently robust to pursue national coverage in that market and in May announced its plans to accelerate the rate of new store openings in France, with a projected target of 100 stores over time.

Below: Rossella de Giglio at PC City, Bari giving advice to a customer.



PC City Spain also continued to make progress. Credit sales were encouraging and a new customer support agreement, *PC a Punto Gold*, was launched. An improved B2B offering was launched in Spain, utilising the UK expertise, and initial performance has been encouraging. Six new stores were opened during the year.

The Group recently announced its intention to open a PC City store in Portugal, leveraging the existing infrastructure in Spain.

The format is still in the early stages of being tested in Italy (six stores) and Sweden (two stores) and the Group plans six further store openings in these markets in 2005/06.

Electro World sales increased by 23 per cent to £106 million (2003/04 £86 million). Operating losses were £7.4 million (2003/04 £11.6 million). During the year, margin performance improved and cost reduction initiatives were implemented. A central warehouse has been established to serve both the Czech and Hungarian markets. The same infrastructure will be used to support openings in Poland. A move towards a centralised buying model for the Group enabled Electro World to reduce head office costs.

PC CITY Sales £m


04/05
218.3
03/04
150.5

Total sales change +45%

PC CITY Operating loss £m


04/05
(19.7)
03/04
(24.8)


PC Clinic
Riparazioni
Upgrad

01


PC CITY
Le Superstore Informatique
SORTIE
ENTREE

02

OTHER FINANCIAL MATTERS

Share buy back

The Group continued its £200 million share buy back programme. At the year end the Group had purchased and cancelled 57,650,000 shares for a total consideration of £92.6 million, representing 2.96 per cent of the issued share capital at the start of the financial year.

As at 21 June 2005 the Group had repurchased and cancelled a total of 77,650,000 shares for a total consideration of £122.4 million. The remainder of the repurchase programme is expected to be carried out over the course of the 2005/06 financial year.

57.7 million shares were purchased and cancelled as part of a buy back programme

Share price performance

The share price was 142.0 pence at the end of the financial period (2003/04 155.0 pence). Over the course of the year, the Group's share price reflected the challenging retail environment, reaching a peak and lowest mid-market price of 176.5 pence and 139.0 pence, respectively.

Pensions

The Group continues to account for pension costs under SSAP 24 and provides the disclosures regarding the profit and loss account and balance sheet figures calculated under FRS 17. The principal pension scheme is the UK defined benefit scheme. The pension charge for the period for this scheme under SSAP 24 was £21.7 million (2003/04 £18.0 million) which includes the £5.6 million (2003/04 £nil) of amortisation of the pension deficit over the average remaining service lives of current employees. On a funding basis, the pension deficit was calculated as £62 million by a full actuarial valuation as at 5 April 2004. The Group has initiated a programme of changes to the pension arrangements to address the shortfall which includes the employers' contribution rate for future periods increasing by annual increments of 1 per cent up to August 2006.

The Group's pension deficit under FRS 17, net of deferred tax, was £130.5 million, an increase of £42.5 million over the corresponding deficit last year. The net position is sensitive to market conditions, particularly equity values and the discount rate applied to liabilities at the assessment date of 30 April 2005. The final salary section of the UK pension scheme was closed to new members on 1 September 2002.

Treasury policy

Management

Treasury operations are managed centrally within policies and procedures approved by the Board. Group Treasury reports regularly to the Group Executive Committee and the Tax and Treasury Committee and is subject to periodic independent internal and external reviews. The major financial risks to which the Group is exposed relate to

ELECTRO WORLD Sales £m

04/05	105.7
03/04	86.0

Total sales change +23%

ELECTRO WORLD Operating loss £m

04/05	(7.4)
03/04	(11.6)



03



04



05

01 The PC Clinic at PC City, Bari.

02 PC City, France made good progress during the year.

03 Advice is on hand at Electro World, Ostrava.

04 Making light work of a new purchase at Electro World, Ostrava.

05 Customers comparing white goods at Kotsovolos, Athens.

movements in foreign exchange and interest rates. Where appropriate, cost effective and practicable the Group uses financial instruments and derivatives to manage these risks in accordance with defined policies. No speculative use of derivatives, foreign exchange or other instruments is permitted.

Exchange rate risk

The Group is exposed to exchange risk on overseas earnings and fluctuations in translated values of foreign currency assets and liabilities. The Group's principal currency exposures are the Euro and Norwegian Kroner. The Group's policy is to match, in whole or in part, where cost effective, currency earnings with related currency costs and currency assets with currency liabilities through the use of appropriate hedging instruments.

Interest rate risk

The principal interest rate risks of the Group arise in respect of Sterling cash and investments, Norwegian Kroner hedging liabilities and Euro borrowings. Potential exposure to interest rate movements is mitigated by the Group's policy to match the profile of interest payments with that of its interest receipts. Further mitigation is achieved with interest based credit commissions received and through the use of interest based hedging instruments.

Bank facilities and cash management

It is Group policy to maintain committed bank and other facilities sufficient to meet anticipated financial requirements. Uncommitted facilities are also maintained and used if available on advantageous terms. At 30 April 2005, borrowings of £457.9 million mainly comprised the Group's Bond and overdrafts. Committed bank facilities were £435.1 million, mainly comprising a £400 million syndicated bank facility maturing in September 2008. At 30 April 2005, total undrawn committed facilities available amounted to £429.9 million (1 May 2004 £429.6 million).

It is Treasury policy to ensure that a prudent level of committed facilities is available at peak trading periods, based on forecast working capital requirements. Peak borrowings for the Group in 2004/05 were £391.5 million, compared with committed facilities and funding of £700 million. The Group remains comfortably within all financial covenants, which mainly relate to interest cover, fixed charge cover and net gearing. Dixons Group plc has a credit rating of Baa1. Group Treasury policy on investment restricts counterparties to those with a minimum Moody's long term credit rating of A3 and short term credit rating of P1. Investments mainly comprise bank deposits, floating rate notes and commercial paper. The Group continuously reviews the credit quality of counterparties, the limits placed on individual credit exposures and categories of investments.

01 Advent, PC World's award winning own brand of PCs and laptops.

02 Nayesh Suchak at Currys, Staples Corner explains the benefits of *whateverhappens* to a customer.

03 Educational technology at Electro World, Ostrava.

04 A customer checks out special offers at Kotsovolos, Athens.


01


02


03


04

International Financial Reporting Standards
Following a European Union Regulation issued on 19 July 2002, the Group will be required to report its results in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Commission (EC) from 1 May 2005. The Group's first Annual Report and Accounts under IFRS will be for the 52 week period ending 29 April 2006. Comparative information for the 52 week period ended 30 April 2005 will be restated and reconciliations from the UK GAAP information presented in this Annual Report and Accounts to IFRS are shown on pages 90 to 94 together with explanations of the differences.

The reconciliations have been prepared on the basis that all existing IFRS and interpretations issued by the International Accounting Standards Board (IASB) will be fully endorsed by the EC. Failure of the EC to endorse all of these standards in time for the 2005/06 reporting period could result in the need to change the basis of accounting or presentation of certain financial information from that reported herein. The Group has elected to defer the implementation of the financial instruments standards, IAS 32 and IAS 39 until 2005/06 and, accordingly, the reconciliations from UK GAAP to IFRS for 2004/05 do not reflect these accounting standards.

For the period ended 30 April 2005, the financial effects of IFRS are as follows:

	UK GAAP £million	IFRS £million	Change £million	Change
Turnover	6,982.7	6,982.7	–	–
Underlying operating profit	312.8	304.9	(7.9)	(3)%
Underlying profit before tax	343.1	334.0	(9.1)	(3)%
Profit on ordinary activities after taxation	248.7	246.8	(1.9)	(1)%
Basic earnings per share	12.6p	12.5p	(0.1)p	(1)%
Adjusted diluted earnings per share	12.6p	12.2p	(0.4)p	(3)%
Net assets at 30 April 2005	1,475.2	1,452.5	(22.7)	(2)%

An announcement describing the impacts of IFRS was made on 22 June 2005 and is available on the Group's corporate website at www.dixons-group-plc.co.uk. This provides a detailed description of the differences between UK GAAP and IFRS, the Group's key accounting policies under IFRS together with reconciliations from UK GAAP to IFRS for the Group's profit and loss account for 2004/05, balance sheet as at 30 April 2005 and the opening balance sheet as at 1 May 2004.

GOING CONCERN
After making due enquiry, on the basis of current financial projections and borrowing facilities available, the directors are satisfied that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the directors continue to adopt the going concern basis in preparing the financial statements.



Kevin O'Byrne
Group Finance Director

STRUCTURE AND ACCOUNTABILITY

The Board has completed its annual review of progress on Corporate Responsibility (CR) matters. The Group Human Resources Director is the Executive Director with responsibility for these matters and is a member of the CR Committee, chaired by the Company Secretary. Issues discussed by the Board included management of risk and performance, opportunities for innovation and improvement and the delivery of set objectives. It was announced last year that key indicators would be measured and published as a means of monitoring CR performance.

CR Committee now more international

The structures for delivering CR accountability are unchanged from last year. However, the CR Committee had its remit expanded and its membership enhanced to add further seniority and increased international and operational perspectives. The Committee met five times during the year. The process of continuous review of CR related functions is well into its second cycle since the Committee was established in 2003. Policy development on core issues has led to innovations both in operational matters and in the Group's ethical framework.

The Group does not consider the production of a separate CR report necessary or desirable since this provides only a snapshot view of activities and achievements in an area where policy and practice regularly change. Therefore the Group's website, which can adapt more quickly to changed information, should be viewed as the primary source of CR information. The summary presented on these pages is of matters that the Board considers most material and relevant to the Group's corporate responsibility position.

All UK store employees given disability training

UNDERSTANDING STAKEHOLDERS

Procedures are in place to engage with all identified key stakeholder groups – colleagues, customers, local communities, investors, business partners and suppliers, legislators and enforcement authorities and those interested in environmental affairs. The Group continues to hold the view that such procedures must align closely with business objectives to minimise bureaucracy and cost, promote efficiency and quality, and maximise shareholder value and service to customers. The Group's statement of business principles *Being The Best* underpins these objectives. The Group measures its success in delivering the principles of *Being The Best* with an annual survey of customers and employees.

Initiatives have been introduced to all chains to improve the customer experience, pre and post sale.

The Disability Working Group has continued to promote disability awareness and best practice and to monitor compliance with the Group's legal obligations. All UK employees were given training using the Employers Forum on Disability *Pathfinder* CD Rom.



David Longbottom
Group Human Resources Director

The Group's "Charity of the Year" campaign for 2003/04 was *Action4Disability*, and raised more than £470,000 for the Parkinson's Disease Society, Headway (the Brain Injury Association), the Down's Syndrome Association and Action for Blind People.

The current campaign is *Young Futures*, and UK employees are raising funds for NCH, Childline and the Teenage Cancer Trust.

Colleagues at all levels of the Group are encouraged to participate in charitable and voluntary activities, which are, on occasions, incorporated in team building exercises and personal development plans. In 2004, the Group awarded its first Volunteering Awards to organisations benefiting from employee involvement, with around 90 colleagues nominating local groups in which they played an active role. The Volunteering Awards are to be expanded this year as part of the 2005 Year of the Volunteer.

Below: Battery bins in UK stores collect used batteries for recycling.


IN THIS CONTAINER

During the year, the Group continued to develop and test local community plans to manage its impact on areas in the UK where it is a major employer. These plans included targeting charitable donations to local good causes, supporting outreach activities from Group sites and assisting in the development and regeneration of local facilities. Analysis of the impact of activities to date will help fine tune our plans for the future.

This year, for the first time, members of the CR Committee made a presentation on CR topics of current interest to a group of specialist CR analysts who together represented a substantial number of investors. The Group continues to participate in a very limited number of well-targeted, relevant and widely-acknowledged research surveys which assist in benchmarking and assessing progress. The Group is again a constituent member of the Dow Jones Sustainability Indexes and *FTSE4GOOD*.

Business partners and suppliers form important elements of the Group's CR performance. The Group maintains a relationship with CREATE and Remploy in the UK. These charities provide supported employment, training, recycling and refurbishment services for their local communities and benefited from the donation of around 200,000 used appliances in 2004/05. Many business partners are now sharing information on their own CR performance with the Group, enabling joint working on standards and procedures.

It is the Group's policy to agree terms of payment with its suppliers. Payments are made in accordance with these terms provided that the supplier has complied with all relevant contractual obligations. Trade creditors at 30 April 2005 represented 40 days of annual purchases made during the period (1 May 2004, 35 days).

POSITIVE ABOUT DISABLED PEOPLE

FTSE4Good Index Series

Member of Dow Jones Sustainability Indexes 05

Young Futures

The Group's work with legislators and enforcement authorities has continued. The Group is broadly represented on Government bodies, trade associations and business networks at country and European level.

The Company Secretary is actively involved in the development of consumer policy through the CBI, the BRC and as a member of various official groups. The Group's UK *Building Bridges* programme continues to engage with Trading Standards authorities and other regulators and enforcers across the UK, and has delivered a number of successful outcomes.

On environmental affairs, the Group continues to innovate. A research project has been initiated with the Carbon Trust to examine and consider proposals for energy reduction programmes across the UK store network. The Group is piloting new ways of dealing with used batteries, well in advance of legislative requirements to do so.

A research project has been initiated with the Carbon Trust

Sales of energy efficient appliances remain an important part of the business. The "Fridgesavers" scheme to replace old appliances is a successful example of this. 50,000 low cost "A" rated fridges and fridge freezers were sold to disadvantaged customers in a project to take older appliances out of circulation run in conjunction with Powergen. The Group estimates that 90 per cent of all own-brand products in the large white goods categories where the energy label is applied are minimum "B" rated, with an "A" target for all such products in the coming year.

The Group is working on implementation of the Waste Electrical and Electronic Equipment (WEEE) and Restriction of the use of certain Hazardous Substances (RoHS) Directives across most of its countries of operation. The Group continues to take an active part in the development of processes for handling used products which offer best environmental advantage and ease of service for customers. The Group already runs efficient take-back services for many products, and the introduction of the Directives is not expected to have a material impact on operations.

No material operational impact is expected from the introduction of the WEEE and RoHS Directives

ETHICAL CONDUCT

The Group is making available on its website (www.dixons-group-plc.co.uk) copies of all the main CR related policies it now pursues. The policy folder is distributed to senior management and will form part of their annual declaration of adherence to ethical business practices. All colleagues, wherever they are based in the Group, are bound by these policies. Any employee of the Group may contact an independent body to register concerns about any aspect of business practice under the Group's "whistleblowing" procedures.


01


02


Televisions
03

01 Energy efficient washing machines at Currys.

02 The Group supports CREATE, which trains unemployed people to refurbish appliances and so gain skills.

03 Every employee who raises money for charity is a hero.

EMPLOYMENT INDICATOR

The Group continues to operate flexible working arrangements and to provide equal opportunities to all its employees regardless of age, sex, colour, race, religion, ethnic origin or disability. It recruits and trains people so that they can achieve their full potential, and promotes on merit.

Employees are increasingly involved in the implementation of changes to the Group's operations and working practices. This is achieved through a structure of consultative forums with elected representatives from local business operations as well as a European Forum chaired by the Group Chief Executive.

Feedback is obtained through focus groups and employee engagement surveys in addition to the recently introduced whistle blowing procedure. Significant communications are delivered through a cascading system of management briefings and in the employee newspaper *Frontline*. The independent Employee Assistance Programme gives free advice and support on practical, financial, legal and personal matters.

THE NEW INDICATORS
This year sees the publication of an initial indicator set which will form the basis of future performance measurements. Next year's Annual Report and Accounts will give comparable data and the Board will set objectives for future years thereafter.

Age, gender and ethnicity of employees

	Number	%
Total employees	40,450	
Female employees		32
Male employees		68
Full time employees		58
Part time employees		42
Ethnic minority/non national employees		14
Employees aged over 50		8

COMMUNITY INDICATOR

One of the Group's key projects is active involvement. In addition to its £875,000 donation to The Dixons Foundation, a registered charitable trust, the Group supported more than 400 local community and charitable organisations in 2004/05. Some of this support was in the form of small grants, but additionally many employees gave up their time and skills to help community activities. Projects varied from getting involved with fundraising, to decorating local charity offices, to hosting school visits.

Value of cash, staff time, and goods donated by the business to good causes


04/05 £1,718,086
03/04 £1,494,146
02/03 £1,206,088

UK figures only



01



02


Dixons

03

01 Mohammed Mukhtar was one of the first from Dixons to graduate as a ShopWatch special officer.

02 Volunteering is now recognised with awards within the Group.

03 The Group's fully recycled carrier bags are made from waste plastics that would otherwise have been disposed of in landfill sites.

HEALTH AND SAFETY INDICATOR

The Group is committed to maintaining high standards of health and safety. Risks are identified, assessed and highlighted to management teams with the aim of reducing or eliminating them where possible. The Group's CR Committee oversees policy development and compliance and reviews performance. Operating procedures are reviewed regularly by local committees.

Accidents and injuries

	Number of accidents or injuries to staff	Number of working days lost as a result of accidents to staff in the last year
PC World	466	207
The Link	153	32
Currys	1,056	539
Dixons	349	273
PC World Business and Genesis	66	16
Service	227	278
Distribution	841	961
Head office	31	10
Ireland	29	132
PC City	98	1,128
Elkjøp	1	0
Electro World	2	8
UniEuro	54	1,482
Kotsovolos	1	0
Total	3,374	5,066

Workplaces are designed and equipped to minimise risks to customers and employees, and the Group's risk awareness and education programmes highlight the benefits of good housekeeping.

There were no prosecutions for health and safety matters in 2004/05.

01 Colourful buggies make shopping easier at Electro World.

02 The Group is the largest mobile phone recycler in the UK.



01



02

ENVIRONMENT INDICATOR

The Group recognises its responsibility to manage its environmental impacts. The management of waste production is a major part of the Group's environmental practice, and recycling and waste-reduction initiatives in offices and stores include the recycling of paper, cardboard, batteries and printer cartridges. This is the Group's fifth consecutive year of improved recycled waste volumes.

Average CO_2 emissions from fleet vehicles – grammes

04/05	141.46
03/04	144.00

-1.8 per cent (UK figures only)

Volume of recycled waste

	UK & Ireland	PC City & UniEuro	Elkjøp	Electro World	Kotsovolos
Waste recycled (tonnes)	1,819	5,514	15,500	152	unavailable

ETHICAL STANDARDS INDICATOR

The Group has an Ethical Purchasing Policy (available to download from www.dixons-group-plc.co.uk) which is designed to ensure that the Group buys its own brand products from factories that demonstrate a measurable commitment to high social and ethical standards.

The Group buys from almost 100 suppliers throughout Asia and audits these against criteria which, for example, exclude child labour, guarantee acceptable working hours and a safe and healthy workplace.

To reach the green compliance level, a supplier must pass all requirements. Yellow is where small changes were agreed and a re-audit is pending. Suppliers who fail to meet the requirements are given a red mark, and follow up work must be done before a re-audit is arranged. An escalated supplier is one who has failed and will not be re-audited.

Performance on ethical supply chain standards code

	Number audited	% of total audit
Green	39	43.0
Yellow	30	33.0
Red	15	16.4
Escalated	7	7.6
Total	91	100

Overall, the Group made good progress in CR matters during the year. In publishing these indicators, we set the challenge to improve our performance in the future.

D. A. Longbottom

David Longbottom
Group Human Resources Director

BOARD OF DIRECTORS

01 SIR JOHN COLLINS Chairman ◇
Sir John Collins (63) joined the Board in September 2001 as Deputy Chairman and was appointed Chairman in September 2002. He is a director of NM Rothschild & Sons, The Peninsular and Oriental Navigation Company plc, Chairman of the DTI/DEFRA's Sustainable Energy Policy Advisory Board and President of the Energy Institute. He joined Shell in 1964 and was Chairman and Chief Executive of Shell UK, 1990 to1993. He was Chief Executive of Vestey Group from 1993 to 2001. Previous appointments include Chairman of National Power plc, Chairman of Cantab Pharmaceuticals, a director of BSkyB, Stoll Moss Theatres and the London Symphony Orchestra. Sir John has also served as Chairman of the Advisory Committee on Business and the Environment, Chairman of the DTI's Energy Advisory Panel and as a governor of Wellington College. He is Chairman of the Nominations Committee.

02 JOHN CLARE CBE Group Chief Executive ◇
John Clare (54) joined the Group as Marketing Director of Dixons in 1985. He was appointed Managing Director of Dixons Stores Group in 1988, when he also joined the Group Board. He became Group Managing Director in 1992 and Group Chief Executive in 1994. He is a non-executive director of Hammerson plc, Chairman of the Government's Fair Cities Steering Committee, President of ISBA, a member of the National Employment Panel and of the Edinburgh University Development Board. In 2005, he was awarded the CBE for services to the National Employment Panel and to Business.

03 DAVID LONGBOTTOM Group Human Resources Director
David Longbottom (61) was appointed to the Board in November 2002. He joined the Group as Management Development Director in 1987 and held senior roles in Currys, Retail Operations and Mastercare before being appointed Group Human Resources Director in 1996. He is the Board member responsible for corporate responsibility and health and safety. He is the Senior Independent Director of Luminar plc and a member of the Board of Governors of London Southbank University. He is a member of the Royal College of Science and a Chartered Fellow of the Institute of Personnel and Development. He joined the Group from Lloyds of London having previously held positions at Courtaulds plc and British Gas.

04 KEVIN O'BYRNE Group Finance Director
Kevin O'Byrne (40) joined the Board as Group Finance Director in July 2004. He joined the Group in 2002 as Retail Finance Director. Prior to this he held senior finance positions with the Quaker Oats Company and Arthur Andersen. He qualified as a Chartered Accountant in 1990.

01 02 03 04



05 COUNT EMMANUEL D'ANDRÉ Non-Executive Director △ ◇
Count Emmanuel d'André (67) joined the Board in February 2002. He is a member of the board of La Mondiale (Insurance). His previous positions have included membership of the advisory committee of Banque de France, Chairman of Trois Suisses International Group, Chief Executive of Lapaud International, senior consultant with Arthur D. Little, Paris, Development Director of the Express Group and a senior international manager with Camping Gaz. He was a non-executive director of Auchan Group, of Sidel (Packaging) and Robert Bosch France. He is Chairman of the Royaumont Foundation.

06 RITA CLIFTON Non-Executive Director △ ◇ □
Rita Clifton (47) joined the Board in September 2003. She is Chairman of Interbrand, a non-executive director of Emap plc and non-executive Chairman of Populus Ltd, the opinion pollster to The Times. She previously spent 18 years in the advertising industry which included positions with Saatchi & Saatchi and J Walter Thompson. She is a member of the Government's Sustainable Development Commission and has been involved with several Government and Millennium projects on environmental and communications issues. She also sits on the Board of Advisers of the Judge Institute of Management Studies at the University of Cambridge.

07 ANDREW LYNCH FCA Non-Executive Director △ ◇ □
Andrew Lynch (48) joined the Board in May 2003. He is a Board Director of Compass Group plc, where from 1997 to 2003 he held the position of Group Finance Director and is now Chief Executive Officer of Select Service Partner, its concessions catering division. His earlier career included corporate finance and financial management positions with Prudential Corporation plc and KPMG. He is a Fellow of the Institute of Chartered Accountants. He is Chairman of the Audit Committee and the Board's designated Senior Independent Director.

08 JOHN WHYBROW Non-Executive Director △ ◇ □
John Whybrow (58) joined the Board in June 2003. He is Chairman of Wolseley plc, having been a non-executive director between 1997 and 2002, Chairman of CSR plc and also Chairman of Petworth Cottage Nursing Home. He joined Philips in 1970 and was President of Philips Lighting NV and Executive Vice President of Royal Philips Electronics BV. He received the Polish Order of Merit in 2002. He is Chairman of the Remuneration Committee.

△ Member of the Audit Committee
◇ Member of the Nominations Committee
□ Member of the Remuneration Committee

05 06 07 08



SENIOR MANAGEMENT
2004/05

GROUP MANAGEMENT
COMPANY SECRETARIAL & CORPORATE AFFAIRS
Kai Boschmann
Geoffrey Budd

FINANCE & CORPORATE DEVELOPMENT
Steve Carroll
Helen James
David Lloyd-Seed
Bruce Marsh
Kevin O'Byrne*
Andrew Owen
Martin Sidders

HUMAN RESOURCES
Camilla Aitchison
Ben Bengougam
Louise Bentham
David Longbottom*

STORE DESIGN
George Wilding

FINANCIAL SERVICES
David Campbell
Max Frei
Dorothy Winrow

UK SHARED SERVICES
Iain Andrew
Helen Andrews
Neale Chinery
Roger Dew
Mark Feltham
Martin Meech
Sue Philipson
Adrian Thornber

COMPUTING & COMMUNICATIONS
Mike O'Brien
Caroline Thomson
Simon Turner*
Jean Pierre Van Tiel
James Welsh

PC WORLD UK
Phil Birbeck
Peter Duncombe
Keith Jones
Paul Mitford
Neil Old

PC WORLD BUSINESS
David Gould
Derek Lloyd

PC CITY EUROPE
Andy Alexander
Steve Campbell

Spain
Fernando de Vicente

France
Etienne Alexandre

Italy
Guido Zucchi

Sweden
Morten Syversen

SERVICE
John Dunne
Nick Fisher
Peter Northwood

THE LINK & GENESIS COMMUNICATIONS
Elizabeth Fagan
Richard Millman
Ian Parpworth

UK & IRELAND ELECTRICALS
Simon Davies
Steve Jeffree
Irene Paull
Elaine Rowe
Ken Sladen
Nick Wilkinson*

CURRYS
Carl Cowling
Keith Evans
Mike Hedgecox
Peter Keenan
Chris Matthews

DIXONS
Neil Lobo
Bryan Magrath
Andrew Milliken
Mike Nuttall
Nick Wood*

DISTRIBUTION
Pete Bowers
Michael Carse
Martin Fletcher
Terry Murphy
Jeremy Ross

INTERNATIONAL ELECTRICALS
Per Bjørgås*
Nicholas Cadbury
Sean Feeney
Geir Langbakken
Fredrik Steenbuch

ELKJØP
Nils Petter Bjørnstad
Ronny Blomseth

Denmark
Jesper Boysen

Norway
Henrik Bjonnes

Finland
Irmeli Rytkönen

Sweden
Per Sigvardsson

ELECTRO WORLD
Milan Ruzicka

Hungary
Peter Sébestyén

Czech Republic
Jiri Rizek

Poland
Jacek Grushalski

UNIEURO
Andrea Cipolloni
Corrado Colli
John Mewett
Julian Smith

KOTSOVOLOS
Matt Dixon
Mark Rollmann

OMNI SOURCE
Geoff Bellingham
Kristian Kulsrud
Phil Logan

On secondment to Eldorado
Darren Cornwall
Terry Greenwood
Steve Herbert

* Member of the Group Executive Committee

ccounts

The directors present their report and the audited consolidated financial statements of Dixons Group plc (the Company) and its subsidiary and associated undertakings (the Group) for the 52 weeks ended 30 April 2005. Comparative figures are for the 52 weeks ended 1 May 2004.

The Group's results together with a review of its operations and future prospects are set out in the Chairman's Statement, Chief Executive's Review, Operating and Financial Review and Corporate Responsibility Review which form part of this report.

Principal activities

The Company is the parent company of a group engaged in the retail sale of high technology consumer electronics, personal computers, domestic appliances, photographic equipment, communication products and related financial and after-sales services. The Group also undertakes business to business sales in the computer and communications sectors. Its subsidiaries operate in the UK, the Nordic region, Italy, Spain, Ireland, France, Greece, Hungary and the Czech Republic.

Acquisitions

On 4 June 2004 the Group acquired the UK operations of MicroWarehouse for cash consideration and costs of £22.0 million.

The Group acquired a controlling interest in the Greek electricals retailer, P. Kotsovolos S.A., for a cash consideration of £51.5 million (€75.7 million) on 8 September 2004. By 30 April 2005, the Group had increased its shareholding to 79.1 per cent bringing the consideration and costs paid in the period to £63.9 million (€94.1 million).

Dividends

An interim dividend of 1.83 pence per share was paid on 28 February 2005 to shareholders on the register at the close of business on 28 January 2005. The directors recommend the payment of a final dividend of 6.22 pence per share, making total dividends of 8.05 pence per share for the period (2003/04 7.32 pence per share). Subject to shareholders' approval at the annual general meeting on 7 September 2005, the final dividend will be paid on 30 September 2005 to shareholders on the register at the close of business on 26 August 2005.

Share capital

Details of the Company's share capital and changes to the issued share capital during the period, including share options exercised and the consideration received, are given in note 24 to the financial statements.

On 23 June 2004, the Company announced its intention to repurchase shares to the value of £200 million. 57.7 million shares had been repurchased and cancelled as at 30 April 2005, further details of which are shown in note 24 to the financial statements. A further 20 million shares were repurchased and cancelled between 30 April 2005 and 22 June 2005. At the annual general meeting held on 8 September 2004 shareholders renewed the directors' authority to make market purchases of the Company's ordinary shares to a maximum of 194 million shares for a period expiring on the date of the next annual general meeting. Shareholders will be asked to renew this authority at the annual general meeting on 7 September 2005.

Substantial share interests

At 22 June 2005 the following interests of more than 3 per cent in the issued share capital had been notified to the Company pursuant to Sections 198 to 210 of the Companies Act 1985 (as amended):

	Number of ordinary shares	% of issued share capital
The Capital Group Companies, Inc.	207,571,287	11.06
FMR Corp. and Fidelity International Limited	133,869,355	7.07
Barclays PLC	92,856,540	4.91
Legal & General plc and Legal & General Investment Management Limited	69,988,304	3.70
Oppenheimer Funds, Inc.	59,052,965	3.03

Directors

Details of the directors who served throughout the period are shown on pages 34 and 35.

Jeremy Darroch resigned from the Board on 19 July 2004. On that date Kevin O'Byrne was appointed to the Board as Group Finance Director.

In accordance with the Articles of Association, Andrew Lynch and David Longbottom will retire by rotation at the annual general meeting and, being eligible, will offer themselves for re-appointment. Andrew Lynch has been appointed a non-executive director, pursuant to a letter dated 20 May 2003 for a three year term ending on 20 May 2006. David Longbottom has a service agreement with DSG Retail Limited which can be terminated by six months' notice. The Board is satisfied that the directors retiring by rotation are qualified for re-appointment by virtue of their skills, experience and contributions to the Board. Their biographies are shown on pages 34 and 35.

The interests of the directors in the share capital of the Company are shown in the Remuneration Report on pages 52 and 53. No director had any beneficial interests in the shares of any subsidiary undertaking or in any contract or arrangement (apart from contracts of service) to which the Company or any subsidiary was a party during or at the end of the financial period.

Policy and practice on payment of suppliers

The Group's policy and practice on payment of suppliers is shown in the Corporate Responsibility Review on page 29.

Political and charitable donations

During the period, the Group donated £875,000 (2003/04 £875,000) to The Dixons Foundation, a registered charitable trust. Further details of the Group's charitable activities are set out in the Corporate Responsibility Review on pages 28, 29 and 31.

The Company made no payments (2003/04 £nil), which constituted EU Political Expenditure. A resolution to authorise the directors to make donations to EU political organisations in the coming year to an aggregate amount not exceeding £25,000 will be proposed at the forthcoming annual general meeting.

Equal opportunities and employee involvement

Details of the Group's equal opportunities policies and the ways in which it seeks to involve employees in the Group's business are set out in the Corporate Responsibility Review on page 31.

Auditors

Deloitte & Touche LLP are willing to continue in office as auditors to the Company. Resolutions for their re-appointment and to authorise the directors to agree their remuneration will be proposed at the forthcoming annual general meeting.

Change of name

As a result of the Group's expansion across Europe on a multi-brand platform, the Board has decided that it is appropriate to change the name of the Company to DSG International plc. A special resolution seeking shareholders' consent to the change will be proposed at the annual general meeting.

Annual general meeting

The annual general meeting will be held on 7 September 2005 at The Marriott Hotel, Grosvenor Square, London W1 at 11.30 a.m. Notice of the meeting, together with full details and an explanation of the business to be considered, is given in a separate letter accompanying this report.

By Order of the Board

G D Budd
Secretary
22 June 2005

CORPORATE GOVERNANCE

The Company maintains high standards of corporate governance for which the directors are collectively accountable to shareholders. Sound governance is central to achieving the directors' prime objective of maximising shareholder value and comprises, principally, the processes by which the Group is directed and managed, risks are identified and controlled and effective accountability is assured.

Combined Code

The following statement, together with the Remuneration Report on pages 46 to 54, the Audit Committee Report on page 44 and the Nominations Committee Report on page 45 sets out the manner in which the Group has, throughout the period, applied the principles contained in Section 1 of the Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003 ("the Combined Code").

Board of directors

The Board comprises a non-executive Chairman, four non-executive directors considered by the Board to be independent, and three executive directors. Changes to the Board during the period are set out in the Directors' Report on page 38. Detailed biographies of the Board members are shown on pages 34 and 35.

The schedule of matters reserved for the Board includes:

- approval of the interim and final statements (including the review of critical accounting policies and accounting judgements and the monitoring of the Group's system of internal control and risk management);
- approval of the interim and final dividends;
- the appointment and remuneration of the external auditors;
- approval of all circulars, prospectuses and major public announcements;
- changes relating to the Company's capital structure and the Memorandum and Articles of Association;
- the appointment and removal of directors and the Company Secretary;
- the terms of references of Board committees, the Chairman and the executive directors;
- approval of the Group's strategy and annual budget;
- approval of major capital expenditure or disposals;
- approval of material contracts, political contributions and annual charitable donations;
- approval of material acquisitions and divestments; and
- approval of significant changes to retirement benefit schemes, employee share plans and long-term incentive programmes.

The full schedule of matters reserved for the Board appears on the corporate website (www.dixons-group-plc.co.uk).

An annual meeting of the Board focuses on the longer term strategic direction of the Group and the markets in which it operates. An evaluation of the effectiveness of the Board and its principal committees and of their processes was undertaken in July 2004 and included an assessment of the individual members of the Board facilitated by a senior member of the Human Resources team with relevant management consultancy experience. This process will be repeated in 2005.

The assessment concluded that the structure of the Board and of its committees was robust and that the contributions and the time commitments of their constituent members satisfied the present and foreseeable needs of the business.

The non-executive directors, led by the Senior Independent Director, have reviewed the performance of the Chairman, taking into account the views of the executive directors. As a result, the Board has offered a three year extension of his existing term of office until September 2008, which he has accepted.

The offices of Chairman and Group Chief Executive are held separately and written statements of their responsibilities have been approved by the Board.

The Chairman ensures that the Board has full and timely access to all relevant information and holds occasional meetings with the non-executive directors to discuss corporate strategy and performance. There is frequent contact between directors outside formal meetings to progress the Group's business and to promote open communication and teamworking.

Andrew Lynch fulfilled the role of Senior Independent Director throughout the year.

A corporate governance framework has been approved by the Board defining the role and responsibilities of the constituent elements of the Group's management structure. This enables the Board to plan, execute, control and monitor the Group's activities so as to achieve its strategic objectives.

All directors have access to the services of the Company Secretary and may take independent professional advice at the Company's expense in the furtherance of their duties. On appointment, each director receives a tailored induction programme into the Group together with guidance and training appropriate to their level of previous experience. Non-executive directors are encouraged to meet members of senior management regularly and to undertake visits to all parts of the Group, particularly newly acquired and developing businesses. All directors are kept informed of changes in relevant legislation and changes in commercial and financial risks.

The Articles of Association require one third of the Board not otherwise subject to re-appointment by shareholders to retire by rotation each year and ensure that over a three year period each director is subject to re-appointment by shareholders in general meeting. Details of the directors retiring by rotation at the annual general meeting on 7 September 2005 are set out in the Directors' Report on page 39.

The Board met nine times during the period excluding ad hoc meetings convened to deal with procedural matters. All directors attended all meetings apart from Andrew Lynch who was unable to be present on 22 July 2004. There were meetings of the non-executive directors during the period without the executive directors present and a meeting between the Senior Independent Director and the other non-executive directors without the Chairman present.

Board committees

The Board has established a number of committees to which it has delegated specific responsibilities. Trading divisions are managed by separate executive committees. Separate reports from the Audit, Nominations and Remuneration Committees, including details of membership and terms of reference, are set out on pages 44 to 54. Membership of the other principal committees and a summary of their terms of reference are shown below:

Members	Meetings attended during the period	Meetings held during period	Summary terms of reference
Chairman's Committee			
Sir John Collins (Chairman)	10	10	A forum for the Chairman to monitor and review the development and implementation of strategy and to report appropriately to the Board.
John Clare	10		
Jeremy Darroch (until 19 July 2004)	1		
David Longbottom	10		
Kevin O'Byrne (since 19 July 2004)	8		
Group Executive Committee			
John Clare (Chairman)	9	9	Responsible for the implementation of strategy and the day to day management of the Group's business.
Per Bjørgås	9		
Jeremy Darroch (until 19 July 2004)	1		
David Longbottom	9		
Kevin O'Byrne (since 19 July 2004)	7		
Simon Turner	8		
Nick Wilkinson	7		
Nick Wood	9		

The Company Secretary is secretary of the Audit, Remuneration, Nominations and Chairman's Committees. These committees operate within written terms of reference approved by the Board, which are available on request from the Company Secretary and may be viewed on the corporate website. The Board receives and reviews minutes of their meetings.

Relations with shareholders

The Board attaches considerable importance to the maintenance of constructive relationships with shareholders. Effective two way communication with institutional investors and analysts is established through regular presentations and meetings in the UK and overseas, usually by the Group Chief Executive and Group Finance Director. The Chairman holds occasional meetings with major shareholders to discuss matters of mutual interest including corporate strategy and governance issues. Matters arising from these presentations and meetings are communicated to the Board. Presentations are conducted in accordance with the Financial Services Authority's guidance on the dissemination of price sensitive information to ensure the protection of such information which has not already been made available generally to the Company's shareholders. The Senior Independent Director is available to discuss with shareholders any major issues that cannot be resolved through normal channels. Non-executive directors are offered the opportunity to attend meetings with major shareholders.

The annual general meeting is regarded as an opportunity to communicate directly with private shareholders. The chairmen of the Audit, Remuneration and Nominations Committees are available at the meeting to answer questions from shareholders. Notice of the annual general meeting and related documents are mailed to shareholders at least 20 working days before the meeting. Separate resolutions are proposed on each substantially different issue. The notice is contained in the accompanying letter to shareholders.

In addition to the interim and annual reports, shareholders can obtain information about the Group posted on the corporate website.

Pension schemes

The Group operates a number of defined contribution and defined benefit pension schemes. The principal scheme, which operates in the UK, comprises a funded defined benefit section and a defined contribution section.

Trustees hold the assets of the scheme separately from those of the Group. There are six trustees: three members of senior management and three external trustees. The power of appointment of new trustees is vested in the trustees. Asset management is delegated to four independent companies whose performance is monitored by a specialist performance measurement service. The scheme's accounts are audited annually by Nexia Audit Limited, who are not auditors to any Group companies. Members of the scheme receive an annual statement of their accrued benefits and a copy of the trustees' annual report.

The defined benefit section has been closed to new members since 1 September 2002. Membership of the defined contribution section is available to all UK employees of the Group with six months' service or more. Further information about pensions is given in note 27 to the financial statements.

Internal control

In accordance with the guidance of the Turnbull working party set out in "Internal Control: Guidance for Directors on the Combined Code", the Group has established and maintained throughout the period a process for identifying, evaluating and managing the significant risks faced by the Group and for reviewing the effectiveness of the system of internal control. This process was in place throughout the 52 weeks ended 30 April 2005 and to the date of approval of the financial statements.

Responsibility and accountability

The Board has overall responsibility for the Group's system of internal control, for reviewing its effectiveness and the Group's approach to risk management.

The Board delegates to executive management the day to day responsibility for identifying, evaluating and managing the risks facing the Group's operations, and for implementing and maintaining internal control systems that manage those risks in an efficient and effective manner, appropriate to their nature and scale.

Senior management is responsible and accountable for internal control and risk management and for ensuring compliance with the Group's policies and procedures.

Inherent limitations and continuous improvement

In determining its policies on internal control, the Board has regard to the materiality of the relevant risks, the likelihood of losses occurring and the costs of control. The directors are aware that the inherent limitations in any system of control mean that risk cannot be totally eliminated. It follows that the Group's system of internal control is designed to manage and mitigate, rather than remove, the risk of failure to achieve business objectives.

The Group's approach to managing and monitoring internal control and risk assessment is regularly reviewed to identify ways in which it can be improved and further embedded throughout the Group's operations.

Control environment and control activities

In addition to the corporate governance structure described above, the Group's system of internal control and processes for managing risk comprise the following main elements:

- the Board and management committees meet regularly to monitor progress against the targets set out in the Group's budget and strategic three year plan and to consider the quarterly reforecasts of the Group's expected financial period end position. Financial and non-financial performance reports are produced daily, weekly and four-weekly to facilitate this review process;
- the defined lines of authority established by the Board ensure that significant decisions are taken at an appropriate level. These include requirements for the approval and control of both capital and operating expenditure, treasury operations and cash management;
- each business function has established procedures and controls to minimise the risk of fraud and to safeguard the Group's assets;
- appropriate controls and procedures have been established over the security of data held on, and functionality provided by, the Group's business systems. These include disaster recovery arrangements. The computer systems are periodically tested and reviewed by both internal and external audit functions;
- the Group appoints individuals who are of a calibre to enable them to discharge the duties and responsibilities of the roles assigned to them. Established performance review and development mechanisms exist to identify key objectives and areas for improvement for each member of staff. Succession planning forms an integral part of Human Resources management;
- Group Treasury operates within established and documented policies and procedures. The policies are described in the Operating and Financial Review on pages 25 and 26 and are reviewed and approved annually by the Group Executive Committee;
- the Group's programme of insurance covers the material risks to the Group's assets and business and is reviewed annually by the Group Executive Committee and the Audit Committee;
- following major acquisitions, post-completion assessments are carried out; and
- all entities within the Group are required to adhere to common standards of internal control and corporate governance, which are specified in documented guidance.

Assurance and monitoring

The Board conducts an annual evaluation of the management of risk and the processes of internal control.

The Audit Committee seeks ongoing assurance that the control environment and activities described above are operating effectively and reports at each Board meeting.

Corporate responsibility

The Group operates a Corporate Responsibility (CR) Committee, chaired by the Company Secretary, which meets at least four times annually. The Group Director of Human Resources is a member of the CR Committee and is the Board member with specific responsibility for social, environmental, ethical and other CR related matters. The CR Committee makes recommendations on measurement tools and audit procedures and reports on the effectiveness of systems for managing CR related matters.

All Board members receive regular updates on CR issues, risks and opportunities and the Board regularly reviews CR issues.

Further information on Corporate Responsibility is given on pages 28 to 33 and on the corporate website.

Compliance

The directors consider that the Company has throughout the period complied with the provisions set out in Section 1 of the Combined Code.

AUDIT COMMITTEE REPORT

The Board has delegated to the Audit Committee the following responsibilities:

- to monitor the integrity of the financial statements and any formal announcements relating to the Company's financial performance;
- to review critical accounting policies and financial reporting judgements;
- to review the integrity of the Group's system of internal control and risk management;
- to monitor and review the effectiveness of the Group's internal audit function;
- to review regularly the Group's policy on the supply of non-audit services by the external auditors, to approve the qualifying services and the level of non-audit fees and to monitor the services provided;
- to review and monitor the external auditors' independence and objectivity, to assess the effectiveness of the external audit process, to approve the external auditors' remuneration and terms of engagement and to make recommendations in respect of their re-appointment or removal; and
- to monitor the results and effectiveness of arrangements under which employees can raise, in confidence, issues of concern relating to financial matters and internal controls.

The full terms of reference of the Audit Committee are available on the corporate website at www.dixons-group-plc.co.uk.

The Audit Committee comprises the four independent non-executive directors whose biographies are set out on page 35. The Committee met four times during the period in June, September, January and April in advance of key internal and external reporting dates. The members of the Committee attended all of its meetings. The Company Secretary acted as secretary to the Committee. Representatives of the external auditors, the Group Finance Director, the Group Financial Controller and the Director of Risk Assurance were invited to attend each meeting to ensure that Committee members were fully informed and fully supported in carrying out their duties. Part of each meeting was held between the members of the Committee, the external auditors and the Director of Risk Assurance in private.

During the period, the Committee placed additional emphasis on a detailed review of the non-audit fees earned by Deloitte & Touche LLP and a review of internal audit and risk management. The Committee obtained reports from the respective functional heads on new system implementations, taxation risk and on the impact of International Financial Reporting Standards on the Group's financial statements.

The Committee, having considered the policies and procedures applied by the Group and the internal policies and representations of Deloitte & Touche LLP, remains satisfied with the auditors' objectivity and independence and the effectiveness of the audit process. Accordingly, the Committee has recommended to the Board that a resolution for their re-appointment be proposed at the annual general meeting.

Approved by the Audit Committee and signed on its behalf on 22 June 2005 by

Andrew Lynch FCA
Chairman of the Audit Committee

NOMINATIONS COMMITTEE REPORT

The members of the Nominations Committee are Sir John Collins (Chairman), John Whybrow, Rita Clifton, Count Emmanuel d'André and Andrew Lynch (independent non-executive directors), and John Clare (Chief Executive). The Committee met three times during the year and all its members attended the meetings. The Company Secretary is secretary of the Committee. No member of the Committee participates in discussions or decisions concerning their own appointment to the Board.

The principal roles and responsibilities of the Committee are to:

- keep under review the structure, size and composition of the Board and its principal committees and to recommend changes deemed necessary;
- identify and nominate to the Board candidates for appointment to the Board;
- be responsible for succession planning for Board members, in particular the Chairman and Chief Executive; and
- make recommendations to the Board for the continuation or otherwise of a director upon the expiry of any specified term of office;

The Committee's full terms of reference may be found on the corporate website at www.dixons-group-plc.co.uk.

Key activities of the Committee during the period were:

- the nomination of Andrew Lynch to be designated as the Senior Independent Director with effect from 2 May 2004, subsequently approved by the Board;
- the nomination of Kevin O'Byrne to be appointed Group Finance Director upon the resignation of Jeremy Darroch. Kevin O'Byrne was selected following a review of a number of internal and potential external candidates having regard to his particular qualifications, skills and prior experience both outside and inside the Group. The Committee's recommendation was approved by the Board and he was appointed a director on 19 July 2004;
- the recommendation, approved by the Board, that the appointment of Count Emmanuel d'André, an independent non-executive director, be renewed for a three year term with effect from 1 September 2005. His contribution to the Board and commitment of time and energy, coupled with his wide experience of European retailing and other business sectors, merit an extension of his period in office; and
- discussions on succession planning in relation to the Board and senior executives within the Group.

The Committee is satisfied that the directors retiring by rotation at the forthcoming annual general meeting (Andrew Lynch and David Longbottom) are qualified for re-appointment by virtue of skills, experience and contribution to the Board.

The Committee has confirmed that the size, composition and balance of skills of the Board and its committees remains appropriate to the business of the Group.

Approved by the Nominations Committee and signed on its behalf on 22 June 2005 by

Sir John Collins
Chairman of the Nominations Committee

This report, approved by the Board, has been prepared in accordance with the requirements of the Companies Act 1985 (the "Act"), as amended by the Directors' Remuneration Report Regulations 2002, and the Listing Rules of the Financial Services Authority. Apart from the information relating to individual remuneration, share options, share interests and pensions information on pages 48, 49 and 51 to 54, the information contained in this report is not subject to audit.

The purposes of this report are to inform shareholders of the Company's policies on directors' remuneration in operation for the 52 weeks ended 30 April 2005, of the policies applicable to the 52 weeks ending 29 April 2006 and the intended policies thereafter, and to provide details of the remuneration of individual directors as determined by the Remuneration Committee. Shareholders will be asked to approve the report at the annual general meeting on 7 September 2005.

REMUNERATION COMMITTEE

The Board has delegated to the Remuneration Committee responsibility for determining the Group's policy in relation to and specific approval of the remuneration package and terms and conditions of employment for each of the executive directors and for other senior executives of the Group and policy in relation to the implementation and operation of the Group's employee share schemes. In setting the policy the Committee has regard to pay scales, bonus arrangements and benefits below senior management level.

The Committee's full terms of reference may be found on the corporate website.

Throughout the period, the Remuneration Committee comprised three of the independent non-executive directors, John Whybrow (Chairman), Andrew Lynch and Rita Clifton. The Remuneration Committee met five times during the period. The members of the Committee attended all of its meetings. The Chairman, Chief Executive and the Group Human Resources Director attend meetings of the Committee by invitation in an advisory capacity. Meetings are also attended by the Director of Employee Reward and the Company Secretary (who acts as secretary to the Committee) and occasionally by representatives of remuneration consultants. Nobody attends any part of a meeting at which their own remuneration is discussed.

At the beginning of the financial period, the Committee implemented a revised remuneration policy for the executive directors and other members of senior management based on a report commissioned from KPMG LLP in the previous year. The Committee's report setting out details of the revised policy was overwhelmingly approved by shareholders at the annual general meeting held on 8 September 2004. No significant changes to the principal elements of the policy have been introduced for the financial period beginning on 1 May 2005.

KPMG LLP has continued to provide advice to the Committee from time to time. KPMG LLP received fees from the Group of £1,264,000 in respect of internal audit, corporate finance work and other accounting advice throughout the year. The Committee remains satisfied of their independence of view in relation to remuneration matters. Watson Wyatt Partners LLP has provided advice to the Committee in relation to the impact of the Finance Act 2004 on the Group's pension arrangements. Separate partners of Watson Wyatt provide actuarial advice to the trustees of the Dixons Retirement and Employee Security Scheme (DRESS) and to the Company, and investment advice to the trustees. Fees of £155,000 were paid to Watson Wyatt Partners LLP.

REMUNERATION POLICY

Executive directors

The remuneration policy aims to:

- ensure that remuneration fairly recognises and rewards the contribution of individual directors and senior executives to the attainment of the Group's short and longer term results and in appropriate cases the performance of individual trading divisions and business units;
- maintain, particularly through reward schemes based on performance, a competitive package of pay and other benefits which provides the motivation for future achievement;
- facilitate, in an increasingly competitive retail and international environment, the building and retention of a high calibre and focussed team which will work effectively to achieve the Group's longer term strategic objectives;
- align the directors' interests with those of shareholders by offering participation in schemes which provide opportunities to build shareholdings in the Company; and
- facilitate effective succession planning.

In implementing this policy, the Remuneration Committee takes account of information and surveys from internal and independent sources and the remuneration paid for comparable positions in FTSE 100 companies, especially those operating internationally. It reviews data and surveys provided by remuneration consultants and market research companies on the scale and composition of the total remuneration packages payable to people with comparable responsibilities, qualifications, skills and experience in businesses of similar size and structure.

The main components of the remuneration of the executive directors are as follows:

(i) Basic salaries
These reflect the Remuneration Committee's assessment of the market rate for relevant positions and levels of responsibility and the individual director's experience, performance and value to the business. Basic salaries were increased at the start of both the 2004/05 and the 2005/06 financial periods, to coincide with the Group-wide pay reviews.

(ii) Performance related remuneration
The performance based element of remuneration is designed to strengthen the alignment between the interests of the Company's shareholders and its senior management and to encourage management retention.

For years prior to and including 2003/04, the executive directors participated in the Deferred Equity Participation Plan (DEPP) which provided both an annual cash bonus and deferred equity participation. A bonus based on the level of growth in adjusted diluted earnings per share (EPS) was payable partly in cash and partly in shares, the share element being matched by the Company on a basis determined by the Remuneration Committee. Shares awarded under the DEPP were allocated to a share bank, a proportion of which was released to participants annually after a retention period whilst they remained in the Group's employment. In this way the value of share awards reflected the performance of the Company over a number of years, the participants retained a continuing interest in the shares of the Company and were encouraged to remain with the Group.

For the financial period ended 1 May 2004, the maximum bonus payable to the Group Chief Executive was based on 100 per cent of basic salary for EPS growth of 20 per cent with a maximum payable to other participating executive directors of 85 per cent of basic salary. EPS growth of 10 per cent would generate bonuses of 70 per cent and 59.5 per cent, respectively. Any bonus earned was payable 60 per cent in cash and 40 per cent in shares with a one for one match. No bonuses were payable unless EPS growth exceeded 5 per cent.

Bonuses earned in relation to the financial year 2003/04 were based on EPS growth of 9.5 per cent. For this purpose, EPS growth excluded the additional operating profit arising from the changed accounting policy in relation to customer support agreements described in the Annual Report and Accounts 2003/04. The cash element earned (60 per cent) is shown in the directors' remuneration table on page 51. The value of shares earned (40 per cent with a one for one match) were: John Clare £312,000, David Longbottom £124,000, Kevin O'Byrne £69,000.

The DEPP has ceased to operate for financial years beginning after 1 May 2004. Half of the shares held in share banks were released on 29 April 2005. The balance will be released at the end of April 2006 subject to participants remaining with the Group.

For 2004/05 and 2005/06 performance based remuneration comprises an annual cash bonus plan based on the achievement of the Group's or, in the case of other participating executives below Board level, divisional targets and participation in the Company's Long Term Incentive Plan (LTIP). Bonus payments relating to 2004/05 were as follows: John Clare £70,000, David Longbottom £35,000 and Kevin O'Byrne £35,000.

For 2005/06 the performance measures will be EPS growth and free cash flow. Free cash flow is a key focus for the Group and has therefore been incorporated into the annual bonus plan. Maximum overall cash bonuses remain at 100 per cent of basic salary for the Chief Executive, 85 per cent for the other executive directors and 80 per cent for other participating Executives. 50 per cent of the maximum bonus will be earned for achievement of the targets and the maximum bonus will be earned for substantially exceeding targets.

Targets are set using benchmarks that reflect both internal and external expectations, along with earnings estimates for other retailers in the forthcoming year. The Remuneration Committee is satisfied that the targets are challenging.

Before approving bonus payments, the Remuneration Committee will confirm that awards reflect genuine improvement in the Group's underlying financial performance.

Under the LTIP, which replaced the DEPP in 2004/05 and will operate also in 2005/06, performance is measured in terms of the Total Shareholder Return (TSR) achieved by the Company over a three year period relative to the companies comprising the FTSE 100 Index. The maximum award of performance shares, for performance in the upper quartile, is equivalent to 50 per cent of basic salary at the date of the provisional award in the case of the executive directors, 45 per cent for the members of the Group Executive Committee and 40 per cent for other participating executives. No awards are payable for performance below the median TSR achieved by the comparator group. At the median performance, awards will be 20 per cent, 18 per cent and 16 per cent of basic salary respectively. Prior to vesting, the Remuneration Committee will satisfy itself that the TSR performance achieved reasonably reflects the financial performance of the Group and will reserve the right to vary awards accordingly.

The number of shares which have been provisionally awarded under the LTIP are:

	2005/06		2004/05	
	Median award	Maximum award	Median award	Maximum award
John Clare	93,802	234,507	81,674	204,186
David Longbottom	44,366	110,915	38,132	95,330
Kevin O'Byrne	49,295	123,239	36,714	91,787

Shares held in share banks under the DEPP and shares provisionally awarded under the LTIP are shown in the table of directors' restricted interests on page 52.

(iii) Share options

The Remuneration Committee approves the bases on which options are granted to executive directors and employees throughout the Group under the Company's discretionary share option schemes.

Options are granted annually to executive directors and other senior executives over shares having a market value equal to twice their basic salary. Prior to 2005/06, options were granted to other employees in the UK and overseas on the basis of management grade and to employees with more than three years' service. Options were granted to over 14,000 employees in 2004/05.

Executive directors are also entitled to participate in the Sharesave Scheme on the same conditions as other employees. Over 11,000 employees currently participate in Sharesave schemes.

The following table summarises the terms applicable to the grant of options outstanding as at 30 April 2005.

Share option terms (audited information)

	Performance conditions	Retesting	Lapse date
Grants made before 1 July 2003	The market price on the date of exercise is at least 20 per cent higher than the option price, assuming exercise takes place three years after the date of grant. For later exercises, the rate of share growth is adjusted in line with the Retail Prices Index (RPI). Exercise is also conditional upon adjusted diluted earnings per share (EPS) having increased by not less than 3 per cent above the RPI over any consecutive period of three years during the life of the option.	During the life of the option.	10 years from the date of grant.
Grant made on 28 July 2003	On the third anniversary of the date of grant EPS growth over the period since the date of grant must exceed the RPI by at least 3 per cent per annum compound.	The EPS test will be used on the fourth and fifth anniversaries.	Five years from the date of grant if the performance criterion has not been met. 10 years from the date of grant if it has been met.

	Performance conditions	Retesting	Lapse date
Grant made on 4 August 2004	On the third anniversary of the date of grant EPS growth over the period since the date of grant must exceed the RPI by at least 3 per cent per annum compound.	No retesting.	Three years from the date of grant if the performance criterion has not been met. 10 years from the date of grant if it has been met.
Grant made on 11 October 2004	Over the three year performance period EPS growth is equal to or greater than RPI plus 5 per cent. Where EPS growth is between RPI plus 3 per cent and RPI plus 5 per cent, options will vest on a straight line basis between 100 per cent and 200 per cent of basic salary.	No retesting.	Three years from the date of grant if the performance criterion has not been met. 10 years from the date of grant if it has been met.

Below Board and senior executive level, share options have been replaced for 2005/06 by performance shares which will operate as a phantom scheme, the cash value being released on vesting. For the majority of participants, the performance condition will be EPS growth of RPI plus 3 per cent over three years with no retesting.

(iv) Taxable benefits
Each of the executive directors is provided with a car and related benefits or cash payments in lieu and is a member of the non-contributory Dixons Group medical expenses plan. These benefits are in line with those applicable in similar companies.

(v) Pensions and related benefits
The executive directors accrued benefits under the senior executive section of DRESS. This is a funded, Inland Revenue approved, contributory pension scheme which provides a pension at normal retirement age (60) of two thirds of pensionable salary subject to a minimum period of 20 years' membership. Part of this pension may be commuted for cash at the date of retirement. Membership of the scheme also confers dependants' pensions, insured lump sums on death in service and benefits in the event of prolonged disability. Details of pension benefits earned by directors during the financial period are shown on page 54.

Cash bonuses earned with effect from the financial period beginning on 2 May 2004, do not form part of pensionable salary.

Kevin O'Byrne is the only executive director whose pensionable salary is limited by the statutory earnings cap (currently £105,600 per annum). He receives a non-pensionable salary supplement equivalent to the contributions which otherwise would have been paid by the Company to DRESS on that part of his pensionable salary which exceeds the earnings cap.

The effects of the Finance Act 2004 and the introduction of the lifetime allowance on 6 April 2006 are as follows:

John Clare: May elect to continue to accrue pensionable service on existing terms, but subject to the new tax regime. If he elects not to accrue further pensionable service, he will receive a taxable salary supplement of 30 per cent of his base pay, representing the contributions that the Company would otherwise have paid to DRESS.

David Longbottom: Having reached his normal pensionable age in July 2004, he is no longer accruing pensionable service and pension contributions have ceased.

Kevin O'Byrne: Notwithstanding the abolition of the statutory earnings cap for pensions purposes on 6 April 2006, an equivalent cap, adjusted annually for inflation, will apply for the purposes of DRESS. Kevin O'Byrne will continue to receive a salary supplement as described above.

The DRESS salary cap will apply to new executive appointments to the Board who will be offered membership of the money purchase section of DRESS with a salary supplement. Members will have the option to use the supplement to pay additional voluntary contributions within the annual allowance introduced by the Finance Act 2004.

(vi) Service agreements

In line with the remuneration policy, each of the executive directors has a service agreement with DSG Retail Limited which may be terminated at any time by 12 months' notice in the case of John Clare and Kevin O'Byrne and six months' notice in the case of David Longbottom. Service agreements contain neither a liquidated damages nor a change of control clause. It is the Company's policy to ensure that any payments made to a director in the event of the early termination of a service agreement reflect the circumstances giving rise to termination and, where considered appropriate, the obligation of the outgoing director to mitigate his loss.

The service agreements of the executive directors who served during the financial period were entered into on the following dates:

	Date
John Clare	3 Feb 1989
Jeremy Darroch	13 May 2002
David Longbottom	9 Dec 2002
Kevin O'Byrne	16 Jul 2004

The service agreements of the continuing directors are available for inspection at the registered office of the Company during normal business hours on each business day.

(vii) External directorships

Executive directors are permitted to accept non-executive directorships in external companies and to retain the fees which they receive in such roles. Normally only one such appointment will be authorised for each director. During the period, John Clare was a non-executive director of Hammerson plc and was paid a fee at the rate of £38,250 per annum. David Longbottom was a non-executive director of Luminar plc and was paid a fee at the rate of £32,000 per annum.

(viii) Former director (audited information)

Pursuant to an agreement dated 1 October 2002, Sir Stanley (now Lord) Kalms, the former Chairman, was appointed President of the Company for an initial period ending on 16 September 2012. He was paid £26,234 for his services as President during the year. His remuneration is subject to annual review in line with the RPI. He was provided with benefits amounting to £34,699 comprising membership of the Group's medical expenses plan, a car and related benefits. He was also provided with office facilities. Lord Kalms retains the rights attaching to share options unexercised at the date of his retirement from the Board subject to the conditions of grant. He is no longer eligible to participate in discretionary share schemes or in any bonus arrangements.

Non-executive directors

Non-executive directors are appointed for fixed terms, normally of three years. The terms of the non-executive directors in office at 30 April 2005 expire as follows:

	Date
Sir John Collins	11 Sep 2008
Count Emmanuel d'André	1 Sep 2008
Rita Clifton	1 Sep 2006
Andrew Lynch	20 May 2006
John Whybrow	24 Jun 2006

Sir John Collins' fee is currently £262,225 per annum. It will increase to £285,000 per annum, reviewable annually, upon the renewal of his initial three year term of appointment on 11 September 2005. He is also provided with the use of a car and related benefits and is a member of the Dixons Group medical expenses plan.

The other non-executive directors receive a fee (currently £35,000 per annum or euro equivalent) which reflects the time which they are required to commit to their duties and amounts paid to non-executive directors in comparable companies. The fee is normally reviewed in September.

Andrew Lynch and John Whybrow receive additional fees payable at the rate of £5,000 per annum for services as chairmen of the Audit Committee and Remuneration Committee, respectively.

Andrew Lynch has been designated Senior Independent Director for which he receives a further fee of £5,000 per annum.

Non-executive directors derive no other benefits from their office and are not eligible to participate in the Group's pension scheme. It is Company policy not to grant share options to non-executive directors or to require part of their fees to be paid in the form of shares.

The remuneration of non-executive directors is determined by the Board upon the recommendations of the Group Chief Executive and the Group Human Resources Director.

The terms and conditions governing the appointment of the non-executive directors are available on application to the Company Secretary.

DIRECTORS' REMUNERATION (AUDITED INFORMATION)

The following table shows an analysis of the emoluments of individual directors:

				52 weeks ended				52 weeks ended
	Basic salary and fees £'000	Cash bonus† £'000	Taxable benefits £'000	30 April 2005 Total £'000	Basic salary and fees £'000	Cash bonus† £'000	Taxable benefits £'000	1 May 2004 Total £'000
Executive								
Current directors								
John Clare	**634**	**234**	**33**	**901**	609	–	34	643
David Longbottom	**296**	**93**	**21**	**410**	284	–	12	296
Kevin O'Byrne	**274**	**–**	**8**	**282**	–	–	–	–
Former directors								
Mark Souhami	**–**	**–**	**–**	**–**	63	–	5	68
David Gilbert	**–**	**–**	**–**	**–**	95	–	11	106
Jeremy Darroch	**110**	**103**	**8**	**221**	390	–	24	414
David Hamid	**–**	**–**	**–**	**–**	17	–	3	20
	1,314	**430**	**70**	**1,814**	1,458	–	89	1,547
Non-executive								
Current directors								
Sir John Collins	**262**	**–**	**1**	**263**	257	–	1	258
Count Emmanuel d'André	**35**	**–**	**–**	**35**	34	–	–	34
Rita Clifton	**33**	**–**	**–**	**33**	20	–	–	20
Andrew Lynch	**41**	**–**	**–**	**41**	32	–	–	32
John Whybrow	**38**	**–**	**–**	**38**	29	–	–	29
Former directors								
Lord Blackwell	**–**	**–**	**–**	**–**	26	–	–	26
Karen Cook	**–**	**–**	**–**	**–**	11	–	–	11
	409	**–**	**1**	**410**	409	–	1	410
	1,723	**430**	**71**	**2,224**	1,867	–	90	1,957

†Cash bonuses shown for the 52 weeks ended 30 April 2005 comprise amounts payable under the terms of the DEPP in respect of the 52 weeks ended 1 May 2004. No bonuses were payable in respect of the 53 weeks ended 3 May 2003.

Amounts shown relate to the period in office as directors. During the period, Kevin O'Byrne received a cash bonus of £51,000 under the terms of the DEPP relating to the 52 weeks ended 1 May 2004 which was the period prior to him becoming a director.

The following table shows performance related remuneration paid in the form of shares:

	Gross value of shares released		Gains from exercise of share options	
	2004/05 £'000	2003/04 £'000	2004/05 £'000	2003/04 £'000
Current directors				
John Clare	**207**	514	**–**	–
David Longbottom	**77**	130	**–**	2
Kevin O'Byrne	**30**	–	**–**	–
Former directors				
Jeremy Darroch	**–**	77	**–**	–
	314	721	**–**	2

The gross value of shares released comprises share releases under the DEPP, as described above in section (ii) of this report (2003/04 comprised share releases under the DEPP and share releases under the bonus arrangements following the disposal of Freeserve plc, as described below.)

In February 2001, following the sale of the Group's majority shareholding in Freeserve plc to Wanadoo S.A., the executive directors and 35 other members of senior management received awards of shares in the Company. Subject to participants remaining in the employment of the Group, these awards vested in three equal annual instalments, the final instalment being released in February 2004.

DIRECTORS' SHARE INTERESTS (AUDITED INFORMATION)

Unrestricted beneficial and family interests	30 April 2005	1 May 2004*
Executive directors		
John Clare	**2,107,633**	2,021,541
David Longbottom	**163,360**	131,142
Kevin O'Byrne	**12,643**	–
Non-executive directors		
Sir John Collins	**30,508**	30,508
Count Emmanuel d'André	**1,145**	1,096
Rita Clifton	**2,500**	2,500
Andrew Lynch	**10,000**	10,000
John Whybrow	**5,000**	5,000

*Date of appointment, if later.

Restricted beneficial interests	At 2 May 2004*	Awarded in the period	Released in the period	At 30 April 2005	Vesting in April 2006	Vesting in April 2007
John Clare	96,887	**399,138**	**145,919**	**350,106**	**145,920**	**204,186**
David Longbottom	31,745	**172,802**	**54,608**	**149,939**	**54,609**	**95,330**
Kevin O'Byrne	91,787	**42,860**	**21,430**	**113,217**	**21,430**	**91,787**

*Date of appointment, if later.

The directors' restricted beneficial interests at 30 April 2005 comprise shares held in trust by Dixons TSR Trust Limited in their share banks under the DEPP and the maximum amount of shares provisionally awarded under the LTIP. Details of the DEPP and LTIP are described above in section (ii) of this report. Share releases during the period which related to the DEPP occurred on 29 April 2005 at a price of 142.00 pence. Each director received 59 per cent of the released shares, the balance representing shares to meet their income tax and national insurance liabilities. The remaining shares held under the DEPP will be released on 28 April 2006 subject to the participants remaining in the Group's employment. Vesting of all or some of the shares provisionally awarded under the LTIP during the period will occur in April 2007 subject to the attainment of performance targets.

In common with all other employees of the Group, each of the executive directors is technically interested in 1,732,531 ordinary shares (1 May 2004 1,316,813 ordinary shares) held by Dixons TSR Trust Limited, the trustee of the employee share ownership trust.

There were no changes in directors' restricted or unrestricted share interests between 1 May 2005 and 22 June 2005.

DIRECTORS' SHARE OPTIONS (AUDITED INFORMATION)

	At 2 May 2004*	Granted in period	Exercised in period	Lapsed/ cancelled in period	At 30 April 2005	Date of grant	Exercise price
John Clare							
Discretionary	200,000	–	–	–	**200,000**	17 Feb 1999	256.75p
	2,000,000	–	–	–	**2,000,000**	19 Jul 1999	334.75p
	173,993	–	–	–	**173,993**	17 Jul 2000	273.00p
	216,450	–	–	–	**216,450**	23 Jul 2001	231.00p
	341,614	–	–	–	**341,614**	22 Jul 2002	161.00p
	447,761	–	–	–	**447,761**	28 Jul 2003	134.00p
	–	**400,378**	–	–	**400,378**	4 Aug 2004	158.35p
	–	**363,949**	–	–	**363,949**	11 Oct 2004	174.20p
Sharesave	4,675	–	–	–	**4,675**	7 Mar 2002	177.00p
	10,059	–	–	–	**10,059**	6 Mar 2003	81.64p
	3,394,552	**764,327**	–	–	**4,158,879**		
David Longbottom							
Discretionary	360,000	–	–	–	**360,000**	19 Jul 1999	334.75p
	67,766	–	–	–	**67,766**	17 Jul 2000	273.00p
	86,580	–	–	–	**86,580**	23 Jul 2001	231.00p
	155,279	–	–	–	**155,279**	22 Jul 2002	161.00p
	208,955	–	–	–	**208,955**	28 Jul 2003	134.00p
	–	**186,927**	–	–	**186,927**	4 Aug 2004	158.35p
	–	**169,919**	–	–	**169,919**	11 Oct 2004	174.20p
	878,580	**356,846**	–	–	**1,235,426**		
Kevin O'Byrne							
Discretionary	103,125	–	–	–	**103,125**	7 Feb 2003	102.45p
	123,134	–	–	–	**123,134**	28 Jul 2003	134.00p
	–	**179,981**	–	–	**179,981**	4 Aug 2004	158.35p
	–	**163,605**	–	–	**163,605**	11 Oct 2004	174.20p
Sharesave	10,059	–	–	–	**10,059**	6 Mar 2003	81.64p
	3,966	–	–	–	**3,966**	4 Mar 2004	118.82p
	240,284	**343,586**	–	–	**583,870**		

*Date of appointment, if later.

Discretionary options are exercisable between three and 10 years from the date of grant. The conditions upon which they may be exercised are summarised in the share options terms table shown above in section (iii) of this report. Options granted under the Sharesave Scheme are exercisable in the six month period following the date of maturity of a three year or five year savings contract. All options may be exercised earlier in certain circumstances.

The mid-market price of an ordinary share on 30 April 2005 was 142.00 pence. The highest and lowest mid-market prices during the period were 176.50 pence and 139.00 pence respectively.

DIRECTORS' PENSIONS (AUDITED INFORMATION)

	Accrued pension as at 30 April 2005 £'000	Accrued pension as at 1 May 2004* £'000	Gross increase in accrued pension during the period £'000	Increase in accrued pension during the period, net of inflation £'000	Transfer value of accrued benefits as at 30 April 2005 £'000	Transfer value of accrued benefits as at 1 May 2004* £'000	Change in transfer values less members' contributions £'000
John Clare	**393**	321	**72**	**62**	**5,869**	4,539	**1,291**
David Longbottom†	**141**	139	**2**	**2**	**2,759**	2,699	**57**
Kevin O'Byrne#	**8**	–	**8**	**8**	**52**	–	**45**

*Date of appointment, if later.

†David Longbottom reached normal retirement age on 13 July 2004 and therefore ceased to accrue further benefits for qualifying service from this date.

#Upon Kevin O'Byrne being appointed to the Board on 19 July 2004, he had not completed two years' pensionable service and in accordance with the Trust Deed and the Scheme Rules, he was not entitled to a transfer value at that time.

Accrued pension shown is that payable at age 60.

The transfer values have been calculated in accordance with Guidance Note GN 11 "Retirement Benefit Schemes – Transfer Values" published by the Institute of Actuaries and the Faculty of Actuaries and dated 6 April 2001. The difference between the transfer values at the beginning and end of the period includes the effect of factors beyond the control of the Company and the directors, such as stock market movements.

TOTAL SHAREHOLDER RETURN

The graph set out below shows the Company's performance measured by total shareholder return on a holding of £100 in the Company's shares over the five years since 29 April 2000, measured against the same amount invested in the FTSE 100 Index.


£
120
100
80
60
40
20
0
29 April 2000
28 April 2001
27 April 2002
3 May 2003
1 May 2004
30 April 2005
— Dixons
— FTSE 100
Source: Thomson Datastream

This index has been selected as the Company is a constituent of it and it is the comparator group selected by the Remuneration Committee for the purposes of the LTIP. A more selective index of companies is not considered to provide a valid comparison.

Approved by the Board of directors on 22 June 2005 and signed on its behalf by



John Whybrow
Chairman of the Remuneration Committee

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors are required by UK company law to prepare financial statements which give a true and fair view of the state of affairs of the Company and the Group for each financial period as at the end of the financial period and of the profit or loss of the Group for that period. In preparing the financial statements, suitable accounting policies have been used and applied consistently, and reasonable and prudent judgements and estimates have been made. Applicable accounting standards have been followed. The financial statements have been prepared on the going concern basis.

The directors are also responsible for maintaining adequate accounting records and sufficient internal controls to safeguard the assets of the Company and the Group and to prevent and detect fraud or any other irregularities.

INDEPENDENT AUDITORS' REPORT

To the members of Dixons Group plc

We have audited the financial statements of Dixons Group plc for the 52 weeks ended 30 April 2005 which comprise the consolidated profit and loss account, the statement of total recognised gains and losses, the balance sheets, the consolidated cash flow statement and the related notes 1 to 33. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable UK law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the directors' Remuneration Report. Our responsibility is to audit the financial statements and the part of the directors' Remuneration Report described as having been audited in accordance with relevant UK legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the Combined Code issued by the Financial Reporting Council in July 2003 specified for our review by the Listing Rules of the Financial Services Authority and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited financial statements. This other information comprises the Directors' Report, the Chairman's Statement, the Chief Executive's Review, the Operating and Financial Review, the Corporate Responsibility Review, the Corporate Governance Statement, the Audit Committee Report, the Nominations Committee Report, the unaudited part of the directors' Remuneration Report, Five Year Record and the Financial Information prepared under International

Financial Reporting Standards. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with UK auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' Remuneration Report described as having been audited.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 April 2005 and of the profit of the Group for the 52 weeks then ended; and
- the financial statements and the part of the directors' Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
22 June 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		52 weeks ended 30 April 2005			52 weeks ended 1 May 2004			
		Continuing operations			Continuing operations			
	Note	Underlying results £million	Goodwill amortisation and exceptional items £million	Total £million	Underlying results £million	Goodwill amortisation and exceptional items £million	Discontinued operations £million	Total £million
Turnover	2, 3							
Continuing operations		6,715.8	–	6,715.8	6,458.0	–	–	6,458.0
Acquisitions		266.9	–	266.9	–	–	–	–
Discontinued operations		–	–	–	–	–	33.7	33.7
		6,982.7	–	6,982.7	6,458.0	–	33.7	6,491.7
Operating profit	2, 3							
Continuing operations	4	302.7	(19.7)	283.0	317.8	(48.2)	–	269.6
Acquisitions	4	9.1	(2.8)	6.3	–	–	–	–
Discontinued operations		–	–	–	–	–	2.2	2.2
		311.8	(22.5)	289.3	317.8	(48.2)	2.2	271.8
Share of profit of associates:								
Acquisitions	4	1.0	(0.1)	0.9	–	–	–	–
Total operating profit		312.8	(22.6)	290.2	317.8	(48.2)	2.2	271.8
Profit on sale of investments	4	–	12.5	12.5	–	79.6	–	79.6
Profit on sale of subsidiary	4	–	3.8	3.8	–	–	–	–
Profit on disposal of business assets	4	–	–	–	–	3.2	–	3.2
Profit on ordinary activities before interest		312.8	(6.3)	306.5	317.8	34.6	2.2	354.6
Net interest	5	30.3	–	30.3	11.5	–	0.1	11.6
Profit on ordinary activities before taxation		343.1	(6.3)	336.8	329.3	34.6	2.3	366.2
Taxation on profit on ordinary activities	9	(92.6)	4.5	(88.1)	(85.7)	5.4	(2.6)	(82.9)
Profit on ordinary activities after taxation		250.5	(1.8)	248.7	243.6	40.0	(0.3)	283.3
Equity minority interests		(5.6)	–	(5.6)	(2.9)	–	–	(2.9)
Profit for the period		244.9	(1.8)	243.1	240.7	40.0	(0.3)	280.4
Equity dividends	10	(149.3)	–	(149.3)	(142.6)	–	–	(142.6)
Retained profit for the period	24	95.6	(1.8)	93.8	98.1	40.0	(0.3)	137.8
Earnings per share (pence)	11							
Adjusted diluted (before discontinued operations, goodwill amortisation and exceptional items)		12.6p			12.3p			
Basic				12.6p				14.4p
Diluted				12.5p				14.3p

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	52 weeks ended 30 April 2005 £million	52 weeks ended 1 May 2004 £million
Profit for the period	243.1	280.4
Currency translation adjustments	2.6	(48.8)
Total gains and losses recognised in the period	245.7	231.6

BALANCE SHEETS

	Note	Group 30 April 2005 £million	Group 1 May 2004 £million	Company 30 April 2005 £million	Company 1 May 2004 £million
Fixed assets					
Intangible assets	12	**1,010.4**	937.1	**–**	–
Tangible assets	13	**638.0**	583.9	**0.7**	0.7
Investments	14	**3.2**	48.9	**1,703.0**	1,235.9
		1,651.6	1,569.9	**1,703.7**	1,236.6
Current assets					
Stocks	15	**811.3**	793.0	**–**	–
Debtors – falling due within one year	16	**419.0**	427.2	**477.4**	1,018.8
– falling due after more than one year	16	**87.6**	79.3	**–**	–
Short-term investments	17	**867.0**	765.1	**–**	–
Cash at bank and in hand		**144.0**	239.3	**131.6**	71.4
		2,328.9	2,303.9	**609.0**	1,090.2
Creditors – falling due within one year					
Borrowings	18	**(141.8)**	(61.5)	**–**	–
Other creditors	18	**(1,594.8)**	(1,504.3)	**(1,115.9)**	(1,201.4)
		(1,736.6)	(1,565.8)	**(1,115.9)**	(1,201.4)
Net current assets/(liabilities)		**592.3**	738.1	**(506.9)**	(111.2)
Total assets less current liabilities		**2,243.9**	2,308.0	**1,196.8**	1,125.4
Creditors – falling due after more than one year					
Borrowings	19	**(317.9)**	(298.1)	**(298.2)**	(297.9)
Other creditors	19	**(436.1)**	(505.6)	**–**	–
		(754.0)	(803.7)	**(298.2)**	(297.9)
Provisions for liabilities and charges	22	**(14.7)**	(36.6)	**(0.5)**	(1.8)
		1,475.2	1,467.7	**898.1**	825.7
Capital and reserves	24				
Called up share capital		**47.3**	48.7	**47.3**	48.7
Share premium account		**142.1**	140.5	**142.1**	140.5
Investment in own shares		**–**	(1.5)	**–**	(1.5)
Merger reserve		**(386.1)**	(386.1)	**–**	–
Capital redemption reserve		**426.9**	425.5	**426.9**	425.5
Profit and loss account		**1,202.7**	1,200.9	**281.8**	212.5
Equity shareholders' funds		**1,432.9**	1,428.0	**898.1**	825.7
Equity minority interests		**42.3**	39.7	**–**	–
		1,475.2	1,467.7	**898.1**	825.7

The financial statements were approved by the directors on 22 June 2005 and signed on their behalf by:

John Clare
Group Chief Executive

Kevin O'Byrne
Group Finance Director

CONSOLIDATED CASH FLOW STATEMENT

	Note	52 weeks ended 30 April 2005 £million	52 weeks ended 1 May 2004 £million
Net cash inflow from operating activities	26	**456.1**	328.2
Returns on investments and servicing of finance			
Interest received		**55.9**	40.8
Interest paid		**(22.8)**	(31.7)
		33.1	9.1
Taxation paid		**(90.9)**	(52.9)
Capital expenditure and financial investment			
Purchase of tangible assets		**(168.8)**	(146.2)
Sale of tangible assets		**49.1**	69.6
Sale of fixed asset investments		**1.9**	216.2
		(117.8)	139.6
Acquisitions and disposals			
Consideration for acquisitions		**(114.0)**	(5.2)
Net cash acquired with subsidiaries		**7.4**	–
Consideration for sale/partial sale of subsidiaries		**3.8**	23.3
Net cash disposed of with subsidiaries		**–**	(3.8)
		(102.8)	14.3
Equity dividends paid		**(144.2)**	(132.3)
Net cash inflow before management of liquid resources and financing		**33.5**	306.0
Management of liquid resources			
Increase in short-term investments	26	**(102.1)**	(57.2)
Financing			
Issue of ordinary share capital	24	**1.7**	1.9
Repurchase of own shares	24	**(92.6)**	–
Decrease in debt due within one year	26	**(36.2)**	(123.8)
Decrease in debt due after more than one year	26	**(2.2)**	(32.9)
		(129.3)	(154.8)
(Decrease)/increase in cash in the period	26	**(197.9)**	94.0

	Note	52 weeks ended 30 April 2005 £million	52 weeks ended 1 May 2004 £million
Reconciliation of net cash flow to movement in net funds	26		
(Decrease)/increase in cash in the period		**(197.9)**	94.0
Cash outflow from increase in short-term investments		**102.1**	57.2
Cash outflow from decrease in debt		**38.4**	156.7
(Decrease)/increase in net funds resulting from cash flows		**(57.4)**	307.9
Debt arising from or issued for acquisitions		**(77.7)**	–
Debt and short-term investments disposed of with subsidiary		**–**	32.9
Other non-cash movements		**43.8**	127.2
Currency translation adjustments		**(2.2)**	6.7
Movement in net funds in the period		**(93.5)**	474.7
Opening net funds		**644.8**	170.1
Closing net funds		**551.3**	644.8

1 ACCOUNTING POLICIES

The financial statements have been prepared in accordance with UK law and applicable accounting standards. The principal accounting policies are set out below:

1.1 Accounting convention and basis of consolidation

The consolidated financial statements are prepared under the historical cost convention. They incorporate the financial statements of the Company and all of its subsidiaries and associated undertakings. The results of subsidiaries acquired are included from the date on which control passes. The net assets of subsidiaries acquired are recorded at their fair values, reflecting their condition at that date. The results of subsidiaries disposed of are included up to the effective date of disposal. Associated undertakings are accounted for using the equity method of accounting.

1.2 Turnover

Turnover comprises sales of goods and services excluding sales taxes. Revenue for goods is recognised at the point of sale or, where later, upon delivery to the customer. Revenue earned from customer support agreements is recognised as turnover over the term of the contracts when the Group obtains the right to consideration by performance of its contractual obligations.

1.3 Operating leases

Rentals payable under property leases are charged to the profit and loss account in equal instalments up to each market rent review date throughout the lease term. Rentals payable under leases for plant and machinery are charged to the profit and loss account in equal instalments over the total lease term.

1.4 Goodwill

On acquisition of a subsidiary or associated undertaking, the fair value of the consideration is allocated between the identifiable net tangible and intangible assets/liabilities on a fair value basis, with any excess consideration representing goodwill. Goodwill in respect of subsidiaries is included within intangible fixed assets. Goodwill relating to associated undertakings is included within the carrying value of the associated undertaking.

Goodwill arising on acquisitions is capitalised as an asset on the balance sheet. Where goodwill is regarded as having a limited useful economic life, it is amortised on a systematic basis over its estimated life up to a maximum of 20 years. Impairment reviews of goodwill are carried out at the end of the first full financial year of ownership and at other times if there are indications that the carrying amount may not be supportable.

Where goodwill is regarded as having an indefinite life it is not amortised. As permitted by FRS 10 "Goodwill and Intangible Assets", this represents a departure, for the purposes of giving a true and fair view, from the requirements of paragraph 21, Schedule 4 to the Companies Act 1985, which requires goodwill to be amortised. The estimated useful economic life is regarded as indefinite where goodwill is capable of continued measurement and the durability of the acquired business can be demonstrated. Where goodwill is not amortised, an annual impairment review is performed and any impairment is charged to the profit and loss account.

In estimating the useful economic life of goodwill, account is taken of the nature of the business acquired, the stability of the industry in which it operates, the extent of continuing barriers to market entry and the expected future impact of competition.

On a change from an investment in associated undertaking to a subsidiary, goodwill is calculated in accordance with FRS 2 "Accounting for Subsidiary Undertakings". This represents a departure, for the purposes of showing a true and fair view, from the requirements of paragraph 9, Schedule 4A to the Companies Act 1985. Under the Companies Act 1985, goodwill on acquisition of a subsidiary is determined as a one stage calculation by considering the difference between the fair value of all identifiable assets and liabilities and the aggregate consideration payable by the date control passes and the entity is consolidated into the Group's balance sheet. Under FRS 2, separate calculations of goodwill are made at each stage of acquisition.

As permitted by FRS 10, goodwill arising on acquisitions prior to 2 May 1999 remains eliminated against reserves. This goodwill will be charged in the profit and loss account as appropriate on the subsequent disposal of the business to which it relates.

1 ACCOUNTING POLICIES CONTINUED

1.5 Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation and, where appropriate, provision for impairment or estimated loss on disposal. Depreciation is provided to write off the cost of the assets by equal instalments over their estimated useful lives.

The rates used are:

Short leasehold property	– over the term of the lease
Freehold and long leasehold buildings	– between 1⅔% and 2½% per annum
Fixtures, fittings and equipment	– between 10% and 33⅓% per annum

No depreciation is provided on freehold and long leasehold land or on assets in the course of construction.

1.6 Investments

Investments held as fixed assets are stated at cost, less any provision for impairment in value.

In the consolidated financial statements, shares in associated undertakings are accounted for using the net equity method. The consolidated profit and loss account includes the Group's share of the operating profits, net interest and attributable taxation of the associated undertaking. In the consolidated balance sheet, the investment in associated undertakings is shown as the Group's share of the net assets of the associated undertakings.

Short-term investments are stated at the lower of cost and net realisable value with the exception of assets held to maturity, which are stated at cost net of amortised premium or discount.

1.7 Stocks

Stocks are stated at the lower of cost and net realisable value. The cost of properties held for development includes the net development outgoings attributable to such properties and interest incurred during development on those projects where it is expected, on commencement, that the period will exceed one year.

1.8 Deferred taxation

Deferred tax is provided for in full on all timing differences which have not reversed at the balance sheet date. No provision is made for tax which would become payable on the distribution of retained profits of overseas subsidiaries or associated undertakings, unless the distribution of such earnings has been accrued in the balance sheet. Deferred tax assets are only recognised to the extent that they are regarded as more likely than not that they will be recovered. Deferred tax balances are not discounted.

1.9 Post-retirement benefits

The Group has adopted the transitional arrangements of FRS 17 "Retirement Benefits", which permit the costs, accruals and prepayments to be reported under the requirements of SSAP 24 "Accounting for Pension Costs". The additional disclosures required by FRS 17 are detailed in note 27.

The expected cost of providing pensions for funded defined benefit pension schemes is calculated periodically by qualified actuaries and is charged to the profit and loss account so as to spread the pension cost over the normal expected service lives of members in such a way that the pension cost is a substantially level percentage of current and expected future pensionable payroll.

Company contributions to defined contribution pension schemes and contributions made to state pension schemes for certain overseas employees are charged to the profit and loss account on an accruals basis as contributions become payable.

1.10 Translation of foreign currencies

The results of overseas subsidiary undertakings are translated into sterling at the average rates of exchange during the period. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Exchange differences resulting from the translation of the results and balance sheets of overseas subsidiary undertakings and related foreign currency borrowings are charged or credited to reserves.

Other exchange differences arising from foreign currency transactions are included in profit on ordinary activities before taxation.

1 ACCOUNTING POLICIES CONTINUED

1.11 Derivative financial instruments ("derivatives")

Amounts payable or receivable in respect of interest rate derivatives are recognised as adjustments to interest over the period of the contract. Foreign currency borrowings, investments and foreign exchange gains or losses on derivatives held to hedge net assets are carried in the balance sheet at the rates prevailing at the balance sheet date. Gains or losses in respect of hedging of overseas subsidiaries and associated undertakings and investments denominated in foreign currencies are taken to reserves. Gains or losses in respect of hedging of future transactions are deferred and recognised as appropriate when the hedged transaction occurs.

2 SEGMENTAL ANALYSIS

(a) Turnover and operating profit

	52 weeks ended 30 April 2005		52 weeks ended 1 May 2004	
	Turnover £million	Operating profit £million	Turnover £million	Operating profit £million
Continuing operations:				
UK Retail	4,712.0	230.5	4,697.9	254.2
International Retail	2,003.8	72.2	1,760.1	63.6
	6,715.8	302.7	6,458.0	317.8
Acquisitions:				
UK Retail	107.0	1.7	–	–
International Retail				
– Subsidiary companies	159.9	7.4	–	–
– Associated undertakings	–	1.0	–	–
	266.9	10.1	–	–
Underlying results	6,982.7	312.8	6,458.0	317.8
Discontinued operations:				
European Property	–	–	33.7	2.2
Goodwill amortisation:				
UK Retail	–	(4.4)	–	(3.4)
International Retail				
– Subsidiary companies	–	(2.7)	–	(0.8)
– Associated undertakings	–	(0.1)	–	–
	–	(7.2)	–	(4.2)
Exceptional items:				
UK Retail	–	(15.0)	–	(44.0)
International Retail	–	(0.4)	–	–
	–	(15.4)	–	(44.0)
	6,982.7	290.2	6,491.7	271.8

2 SEGMENTAL ANALYSIS CONTINUED

(a) Turnover and operating profit continued

Underlying operating profit is stated after recognising net property profits of £7.4 million (2003/04 £7.0 million) arising in UK Retail and £nil (2003/04 £1.0 million) arising in International Retail which are shown as other operating income in note 3.

Associated undertakings predominantly comprise the investment in P. Kotsovolos S.A. (Kotsovolos) held during the period and over which the Group was able to exercise significant influence from 8 July 2004 prior to the acquisition of a controlling stake on 8 September 2004.

Codic International S.A., which comprised the majority of the European Property division was sold on 8 December 2003 and accordingly, has been classified as discontinued. Management responsibility for the residual property operations in Germany, which are to be discontinued, remain within the Group and the results have been integrated into the International Retail division.

(b) Net assets

	30 April 2005 £million	1 May 2004 £million
Continuing operations:		
UK Retail	**(190.8)**	(163.1)
International Retail	**1,243.5**	1,077.7
Net operating assets	**1,052.7**	914.6
Net non-operating liabilities	**(128.8)**	(91.7)
Net funds	**551.3**	644.8
Total net assets	**1,475.2**	1,467.7

The International Retail division operates in the Nordic region, Italy, Greece, Spain, Ireland, France, Hungary and the Czech Republic. There were no material exports from the locations in which the Group operates.

Net non-operating liabilities predominantly comprise dividends payable and financial instruments (1 May 2004: dividends payable, deferred consideration, financial instruments and the Group's investment in France Telecom S.A.).

Net funds excluding amounts held under trust to fund customer support agreement liabilities totalled £239.0 million (1 May 2004: net funds of £342.2 million).

3 OPERATING PROFIT

	52 weeks ended 30 April 2005			52 weeks ended 1 May 2004		
	Continuing operations £million	Acquisitions £million	Total £million	Continuing operations £million	Discontinued operations £million	Total £million
Turnover	6,715.8	266.9	6,982.7	6,458.0	33.7	6,491.7
Cost of sales:						
Underlying	(6,071.1)	(238.9)	(6,310.0)	(5,777.0)	(29.1)	(5,806.1)
Exceptional items	(8.4)	–	(8.4)	(44.0)	–	(44.0)
	(6,079.5)	(238.9)	(6,318.4)	(5,821.0)	(29.1)	(5,850.1)
Gross profit	636.3	28.0	664.3	637.0	4.6	641.6
Distribution costs:						
Underlying	(150.5)	(7.7)	(158.2)	(150.0)	–	(150.0)
Exceptional items	(3.5)	–	(3.5)	–	–	–
	(154.0)	(7.7)	(161.7)	(150.0)	–	(150.0)
Administrative expenses:						
Underlying	(198.9)	(11.2)	(210.1)	(221.2)	(2.4)	(223.6)
Goodwill amortisation	(4.3)	(2.8)	(7.1)	(4.2)	–	(4.2)
Exceptional items	(3.5)	–	(3.5)	–	–	–
	(206.7)	(14.0)	(220.7)	(225.4)	(2.4)	(227.8)
Other operating income	7.4	–	7.4	8.0	–	8.0
Share of operating profit of associated undertaking:						
Underlying	–	1.0	1.0	–	–	–
Goodwill amortisation	–	(0.1)	(0.1)	–	–	–
	–	0.9	0.9	–	–	–
Total operating profit	283.0	7.2	290.2	269.6	2.2	271.8

	52 weeks ended 30 April 2005 £million	52 weeks ended 1 May 2004 £million
Total operating profit is stated after charging		
Goodwill amortisation	7.2	4.2
Depreciation	134.1	119.5
Exceptional impairment	15.4	7.8
Rentals paid under operating leases – plant and machinery	5.9	4.9
– other	302.8	293.4
Auditors' remuneration		
Audit services	0.8	0.8
Audit services – International Financial Reporting Standards	0.3	–
Audit related regulatory reporting	–	0.1
Further assurance services	0.1	0.1
Tax services – compliance	0.2	0.2
– advisory	0.2	1.3
Total fees paid to the auditors	1.6	2.5

Amounts relating to non-audit services include fees for work initiated over a number of years with specialist consultants previously employed by Arthur Andersen who are now employees of Deloitte & Touche LLP.

4 GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS

	Note	52 weeks ended 30 April 2005 £million	52 weeks ended 1 May 2004 £million
Operating items			
Goodwill amortisation		(7.2)	(4.2)
Restructuring charge	(i)	(15.4)	(44.0)
		(22.6)	(48.2)
Non-operating items			
Profit on sale of investments	(ii)	12.5	79.6
Profit on sale of subsidiary	(iii)	3.8	–
Profit on sale of business assets	(iv)	–	3.2
		16.3	82.8

(i) Restructuring charge: Relates to the impairment of fixed assets which are to be used in the business over a shorter period than their current expected useful lives resulting from the decision to reorganise the distribution network and information systems of the Group (2003/04 costs related predominantly to surplus leasehold property obligations, fixed asset impairment, stock write off and write down and employee severances relating to the closure of 106 Dixons stores).

(ii) Profit on sale of investments: Relates mainly to a £12.2 million profit arising from exchanges into shares in France Telecom S.A. by holders of the 1% Exchangeable Bonds 2004 and the sale of remaining France Telecom S.A. shares in July 2004 (2003/04 related to profit of €63.1 million (£44.0 million) arising on the sale of 48.4 million shares in Wanadoo S.A. on 24 November 2003 together with further profits of €53.9 million (£35.6 million) arising from the exchanges into shares in Wanadoo S.A. by holders of the 1% Exchangeable Bonds 2004).

(iii) Profit on sale of subsidiary: Relates to the sale of a subsidiary company within UK Retail (2003/04 £nil).

(iv) Profit on sale of business assets: 2003/04 related to the sale of intangible assets held at £nil book value within a division of DSG Retail Limited, a subsidiary undertaking within UK Retail.

5 NET INTEREST

	52 weeks ended 30 April 2005 £million	52 weeks ended 1 May 2004 £million
Interest receivable and similar income	53.9	45.1
Interest payable:		
Bank loans and overdrafts	(5.0)	(5.6)
Other loans	(18.6)	(28.4)
	(23.6)	(34.0)
Interest capitalised	–	0.5
	30.3	11.6

6 EMPLOYEES

Staff costs for the period were:

	52 weeks ended 30 April 2005 £million	52 weeks ended 1 May 2004 £million
Wages and salaries	**650.9**	599.7
Social security costs	**78.8**	70.4
Other pension costs	**23.9**	19.1
	753.6	689.2

The average number of employees, including part time employees, was:

	Employees	Employees
Continuing operations		
UK Retail	**29,561**	30,443
International Retail	**10,889**	8,152
Discontinued operations		
European Property	**–**	16
	40,450	38,611

7 DIRECTORS

Details of directors' remuneration, share interests, share options, pensions and other entitlements, which form part of these financial statements, are given in the parts of the directors' Remuneration Report which are described as having been audited.

8 EMPLOYEE SHARE OWNERSHIP TRUSTS

Dixons TSR Trust Limited is the trustee of a number of employee share ownership trusts (the Trusts). At 30 April 2005, the Trusts held shares in the Company which may subsequently be awarded to specified executive directors and senior employees under the Deferred Equity Participation Plan (DEPP) and the Long Term Incentive Plan (LTIP). Details of the DEPP and LTIP are given in the Remuneration Report in section (ii).

The Company's aim is to hedge its liability under the DEPP and LTIP by buying shares through the Trusts to meet the anticipated future liability. The anticipated liability is regularly reassessed and additional shares are purchased when required to meet an increase in this liability. The costs of funding and administering the Trusts are charged to the profit and loss account in the period to which they relate. Shareholders' funds are reduced by the net book value of shares held in the Trusts which have not vested unconditionally.

At 30 April 2005, the Trusts held 1,732,531 shares in the Company (1 May 2004 1,316,813). 1,410,815 of these shares were purchased during the period using funds generated from the disposal of shares in Wanadoo S.A. which occurred in 2003/04, the cost of which was charged to the profit and loss account in a prior period. Of the shares held, 633,270 and 1,099,261 have been provisionally awarded to participants in the DEPP and the LTIP, respectively (1 May 2004 1,069,683 provisionally awarded to employees under the DEPP). During the year, 995,097 shares in the Company were released to employees under the terms of the DEPP. Dixons TSR Trust Limited has waived all dividends except for a total payment of 1p at the time each dividend is paid. The mid-market price of a share on 30 April 2005 was 142.00 pence.

9 TAXATION ON PROFIT ON ORDINARY ACTIVITIES

	52 weeks ended 30 April 2005 £million	52 weeks ended 1 May 2004 £million
Current taxation		
UK corporation tax at 30%	62.2	68.7
Overseas taxation	18.2	15.6
Credit in respect of exceptional items	–	(5.4)
Adjustment in respect of earlier periods:		
Corporation tax	(1.3)	2.2
Overseas taxation	1.9	–
	81.0	81.1
Deferred taxation		
Current period	13.6	3.9
Credit in respect of exceptional items	(4.5)	–
Adjustment in respect of earlier periods	(2.0)	(2.1)
	7.1	1.8
Taxation on profit on ordinary activities	88.1	82.9

A reconciliation of the notional current tax charge to the actual current tax charge is set out below:

Profit on ordinary activities at UK statutory rate of 30%	101.0	109.9
Capital allowances for the period in excess of depreciation	–	(0.5)
Other timing differences	(9.1)	(3.4)
Differences in effective overseas taxation rates	(19.8)	(10.9)
Non-taxable exceptional gain	(4.8)	(23.9)
Non-deductible exceptional operating charges	0.2	7.8
Non-taxable other gains	(3.8)	–
Permanent differences	9.8	5.0
Other	6.9	(5.1)
Adjustment in respect of earlier periods	0.6	2.2
Current taxation on profit on ordinary activities	81.0	81.1

The effective tax rate is expected to rise in future periods due to increases in effective overseas tax rates.

10 DIVIDENDS

	52 weeks ended 30 April 2005		52 weeks ended 1 May 2004	
	Per share	£million	Per share	£million
On ordinary shares of 2.5p each				
Interim	**1.83p**	**35.2**	1.66p	32.3
Proposed final	**6.22p**	**115.2**	5.66p	110.3
Ordinary dividends paid and proposed	**8.05p**	**150.4**	7.32p	142.6
Adjustment to prior dividends on shares repurchased		**(1.1)**		–
		149.3		142.6

11 EARNINGS PER SHARE

	52 weeks ended 30 April 2005 £million	52 weeks ended 1 May 2004 £million
Basic earnings	**243.1**	280.4
Diluted earnings	**243.1**	280.4
Goodwill amortisation	**7.2**	4.2
Exceptional items, net of taxation	**(5.4)**	(44.2)
Discontinued operations	**–**	0.3
Adjusted diluted earnings	**244.9**	240.7
	Million	Million
Basic weighted average number of shares	**1,922.1**	1,945.0
Employee share option and ownership schemes	**19.4**	14.7
Diluted weighted average number of shares	**1,941.5**	1,959.7
	Pence	Pence
Basic earnings per share	**12.6**	14.4
Diluted earnings per share	**12.5**	14.3
Goodwill amortisation	**0.4**	0.2
Exceptional items, net of taxation	**(0.3)**	(2.2)
Discontinued operations	**–**	–
Adjusted diluted earnings per share	**12.6**	12.3

Adjusted earnings per share are calculated using underlying earnings and are shown in order to disclose the impact of goodwill amortisation, exceptional items and discontinued operations.

12 INTANGIBLE FIXED ASSETS

	Group
	Goodwill £million
Cost	
At 2 May 2004	947.6
Acquisitions	48.8
Transfer from associated undertakings	23.7
Currency retranslation	8.1
At 30 April 2005	**1,028.2**
Amortisation	
At 2 May 2004	10.5
Charge for the period	7.1
Currency retranslation	0.2
At 30 April 2005	**17.8**
Net book value	
At 30 April 2005	**1,010.4**
At 1 May 2004	937.1

Goodwill in respect of Elkjøp ASA (Elkjøp) is regarded as having an indefinite life. Elkjøp is expected to continue to maintain its market share and profitability over the long term and it is not therefore possible to identify a finite useful economic life for the goodwill of £489.9 million arising on its acquisition. It is considered that the barriers to entry which exist in Elkjøp's markets, which are anticipated to continue, will prove this goodwill to be durable.

UniEuro S.p.A. (UniEuro) became a subsidiary undertaking in 2002/03 having previously been an associated undertaking. Goodwill attributable to UniEuro of £421.0 million has been calculated in accordance with FRS 2, which represents a departure from the Companies Act 1985 (the Act) for the purposes of showing a true and fair view, as described in note 1.4. If the value of UniEuro's goodwill had been calculated in accordance with the Act, goodwill of £429.5 million would be recorded rather than £421.0 million. The goodwill is regarded as having an indefinite economic life owing to UniEuro's market leading profitability and the expectation that this will continue in the long term.

The application by the directors of an annual impairment test supports the value of both the Elkjøp and UniEuro goodwill and, as a result, no charge for impairment is required at the balance sheet date. Because of the indefinite lives attributed to both Elkjøp and UniEuro goodwill, there is no amortisation charge in the profit and loss account in respect of these acquisitions. The adoption of indefinite lives represents a permissible departure from the Act for the purposes of showing a true and fair view. It has not been possible to quantify the effect of this departure from the Act because no finite life for the goodwill can be identified.

On 8 September 2004, Kotsovolos became a subsidiary having been an associated undertaking since 8 July 2004. As at 30 April 2005, goodwill attributable to Kotsovolos of £57.8 million has been calculated in accordance with FRS 2, which represents a departure from the Act for the purposes of showing a true and fair view, as described in note 1.4. If the value of Kotsovolos's goodwill had been calculated in accordance with the Act, goodwill of £52.3 million would be recorded rather than £57.8 million. This goodwill is being amortised over a period of 20 years.

Goodwill arising on other acquisitions is amortised over periods not exceeding 20 years.

13 TANGIBLE FIXED ASSETS

	Group			Company
	Land and buildings £million	Fixtures, fittings and equipment £million	Total £million	Fixtures, fittings and equipment £million
Cost				
At 2 May 2004	158.6	1,188.0	1,346.6	3.5
Acquisitions	18.0	40.4	58.4	–
Additions	36.1	143.4	179.5	0.1
Disposals	(34.8)	(104.5)	(139.3)	(0.1)
Currency retranslation	0.2	0.7	0.9	–
At 30 April 2005	178.1	1,268.0	1,446.1	3.5
Depreciation				
At 2 May 2004	15.5	747.2	762.7	2.8
Charge for the period	5.4	128.7	134.1	0.1
Exceptional impairment	–	15.4	15.4	–
Disposals	(5.5)	(98.9)	(104.4)	(0.1)
Currency retranslation	0.1	0.2	0.3	–
At 30 April 2005	15.5	792.6	808.1	2.8
Net book value				
At 30 April 2005	162.6	475.4	638.0	0.7
At 1 May 2004	143.1	440.8	583.9	0.7

	Freehold £million	Long leasehold £million	Short leasehold £million	Total £million
Land and buildings at cost to the Group				
At 30 April 2005	119.4	52.6	6.1	178.1
At 1 May 2004	120.8	27.0	10.8	158.6

Land and buildings include £26.8 million of land not depreciated (1 May 2004 £28.4 million). Land and buildings and fixtures, fittings and equipment include £14.6 million and £17.7 million, respectively of assets in the course of construction (1 May 2004 £2.6 million and £41.4 million, respectively).

14 FIXED ASSET INVESTMENTS

	Group		
	Associated undertakings £million	Investments £million	Total £million
At 2 May 2004	–	48.9	48.9
Transfer from investments to associated undertakings	–	(14.2)	(14.2)
Acquisition of associates:			
Share of net assets acquired	5.8	–	5.8
Goodwill arising on acquisition	24.5	–	24.5
Share of retained profits	1.0	–	1.0
Goodwill amortisation	(0.1)	–	(0.1)
Transfer of associated undertaking to subsidiary	(29.5)	–	(29.5)
Disposal	–	(31.5)	(31.5)
Currency retranslation	(0.3)	(1.4)	(1.7)
At 30 April 2005	1.4	1.8	3.2

The transfer of investments to associated undertakings, and to subsidiary undertakings relates primarily to the acquisition, in tranches, in shares in Kotsovolos. Further details are shown in note 29.

On 14 April 2005, a co-operation agreement was entered into by the Group with Eldorado Group (Eldorado), the leading electrical retailer in Russia and Ukraine. As at 30 April 2005, the Group owns no shares in Eldorado. However, it has the right to acquire Eldorado by 2011.

	Company		
	Subsidiary undertakings £million	Investments £million	Total £million
At 2 May 2004	1,203.0	32.9	1,235.9
Additions	500.0	–	500.0
Disposals	–	(31.5)	(31.5)
Currency retranslation	–	(1.4)	(1.4)
At 30 April 2005	1,703.0	–	1,703.0

Disposals relate to the shares in France Telecom S.A. on which exceptional gains were made as described in note 4. Principal subsidiary undertakings are shown in note 33.

15 STOCKS

	Group	
	2005 £million	2004 £million
Finished goods and goods for resale	804.7	777.1
Properties held for development or resale	6.6	15.9
	811.3	793.0
Properties held for development or resale include interest of	0.9	0.6

There is no significant difference between the replacement cost of stocks and the amounts shown above.

16 DEBTORS

	Group		Company	
	2005 £million	2004 £million	2005 £million	2004 £million
Falling due within one year				
Trade debtors	**264.6**	217.3	–	–
Amounts due from subsidiary undertakings	–	–	**443.0**	997.8
Corporation tax recoverable	**4.8**	15.3	–	–
Overseas taxation recoverable	**2.9**	0.7	–	–
Deferred taxation asset	**41.7**	32.4	**0.4**	0.4
Other debtors	**25.5**	48.4	**30.9**	16.0
Prepayments and accrued income	**79.5**	113.1	**3.1**	4.6
	419.0	427.2	**477.4**	1,018.8
Falling due after more than one year				
Trade debtors	**17.0**	–	–	–
Deferred taxation asset	**58.0**	43.7	–	–
Other debtors	**12.6**	2.1	–	–
Prepayments and accrued income	–	33.5	–	–
	87.6	79.3	–	–
	506.6	506.5	**477.4**	1,018.8

Further details of deferred taxation assets are shown in note 23.

17 SHORT-TERM INVESTMENTS

	Group	
	2005 £million	2004 £million
Listed	**232.5**	298.2
Unlisted	**634.5**	466.9
	867.0	765.1

Listed investments mainly comprise floating rate notes. Unlisted investments mainly comprise money market deposits and commercial paper. Short-term investments include amounts which together with certain cash balances are held under trust to fund customer support agreement liabilities as disclosed in note 20.

18 CREDITORS – FALLING DUE WITHIN ONE YEAR

	Group		Company	
	2005 £million	2004 £million	2005 £million	2004 £million
Borrowings				
1% Exchangeable Bonds 2004	–	45.5	–	–
Bank overdrafts	107.1	4.1	–	–
Other borrowings	34.7	11.9	–	–
	141.8	61.5	–	–
Other creditors				
Trade creditors	660.9	527.4	–	–
Amounts due to subsidiary undertakings	–	–	983.1	1,076.8
Corporation tax	94.1	97.2	–	–
Overseas taxation	16.6	12.3	–	–
Other taxation and social security payable	37.7	36.9	–	0.3
Other creditors	116.6	136.9	–	–
Accruals and deferred income – customer support agreements	313.9	330.7	–	–
– other	239.3	252.3	17.1	13.9
Dividends payable	115.7	110.6	115.7	110.4
	1,594.8	1,504.3	1,115.9	1,201.4
	1,736.6	1,565.8	1,115.9	1,201.4

Other borrowings include £5.8 million (1 May 2004 £11.9 million) secured by legal charges over properties. Trade creditors include £8.9 million (1 May 2004 £9.4 million) secured over the net assets of a subsidiary undertaking.

The 1% Exchangeable Bonds 2004, which were listed on the Luxembourg Stock Exchange, were euro denominated and were exchangeable into ordinary shares in France Telecom S.A. at the option of the bondholder at the level of approximately 56 shares for each €1,000 principal amount of the bonds at a price of €17.85 per share up to 24 June 2004. During 2004/05, €64.9 million in principal value of the Bonds were exchanged. Any Bonds which were not exchanged were redeemed on 5 July 2004.

19 CREDITORS – FALLING DUE AFTER MORE THAN ONE YEAR

	Group		Company	
	2005 £million	2004 £million	2005 £million	2004 £million
Borrowings				
6.125% Guaranteed Bonds 2012	**298.2**	297.9	**298.2**	297.9
Loans repayable:				
In more than one year but not more than two years	–	0.2	–	–
Other borrowings repayable:				
In more than one year but not more than two years	**12.1**	–	–	–
In more than two years but not more than five years	**7.6**	–	–	–
	317.9	298.1	**298.2**	297.9
Other creditors				
Other creditors – customer support agreements	**38.2**	73.1	–	–
Deferred income	**397.9**	432.5	–	–
	436.1	505.6	–	–
	754.0	803.7	**298.2**	297.9

The sterling denominated 6.125% Guaranteed Bonds 2012 (the Guaranteed Bonds), which are unsecured, are guaranteed by DSG Retail Limited, a subsidiary undertaking, and are listed on the London Stock Exchange. Unless previously redeemed or purchased and cancelled they will be redeemed at par on 15 November 2012. Further details are included in note 20.

20 FINANCIAL INSTRUMENTS

A statement of the Group's objectives, policies and strategies with regard to financial instruments is contained in the Operating and Financial Review under the section entitled "Treasury policy". Short-term debtors and creditors have been excluded from these disclosures as permitted by FRS 13 "Derivatives and Other Financial Instruments: Disclosures". Additional information on fixed asset investments is included in note 14.

(a) Interest rate and currency profile of financial assets and financial liabilities

After taking into account the various interest rate and currency swaps entered into by the Group, the currency and interest rate exposures of its financial assets and liabilities were:

2005

	Sterling £million	Norwegian Kroner £million	Euro £million	Other currencies £million	Total £million
Cash and short-term investments:					
Floating rate	940.4	7.3	39.7	19.6	1,007.0
Fixed rate	–	–	4.0	–	4.0
	940.4	7.3	43.7	19.6	1,011.0
Borrowings:					
Floating rate	(156.7)	–	(303.0)	–	(459.7)
Fixed rate	–	–	–	–	–
	(156.7)	–	(303.0)	–	(459.7)
Net funds/(debt) at period end	783.7	7.3	(259.3)	19.6	551.3
Fixed asset investments (excluding associated undertakings)	1.8	–	–	–	1.8
Other debtors falling due after more than one year	–	–	17.0	–	17.0
Other creditors falling due after more than one year	–	–	(17.9)	–	(17.9)

2004

	Sterling £million	Norwegian Kroner £million	Euro £million	Other currencies £million	Total £million
Cash and short-term investments:					
Floating rate	924.6	17.3	43.0	14.9	999.8
Fixed rate	0.9	–	3.7	–	4.6
	925.5	17.3	46.7	14.9	1,004.4
Borrowings:					
Floating rate	(50.0)	–	(242.4)	–	(292.4)
Fixed rate	–	–	(67.2)	–	(67.2)
	(50.0)	–	(309.6)	–	(359.6)
Net funds/(debt) at period end	875.5	17.3	(262.9)	14.9	644.8
Fixed asset investments	1.8	0.8	46.3	–	48.9
Other creditors falling due after more than one year	–	–	(23.3)	–	(23.3)

All short-term foreign currency investments are money market deposits with maturities of less than three months. Fixed asset investments and other creditors falling due after more than one year are non-interest bearing.

Net funds, excluding amounts held under trust to fund customer support agreement liabilities, totalled £239.0 million (1 May 2004 net funds £342.2 million).

20 FINANCIAL INSTRUMENTS CONTINUED

(a) Interest rate and currency profile of financial assets and financial liabilities continued

The principal sterling interest rate risks of the Group arise in respect of the Group's net cash and investments, and interest based credit commission. Each is based on floating interest rates and the two elements provide a degree of natural hedge against each other. Sterling cash and investments include £312.3 million (1 May 2004 £302.6 million) held under trust to fund customer support agreement liabilities. Floating rate assets consist of floating rate notes together with cash and money market deposits and commercial paper. Floating rate sterling borrowings comprise £50 million of the Guaranteed Bonds that bear interest at rates based on LIBOR. The remaining £250 million of the Guaranteed Bonds have been swapped into floating rate euro borrowings. After taking account of interest rate swaps entered into by the Group, no sterling borrowings carry interest at fixed rates (2003/04 none).

Floating rate euro borrowings comprise £250 million of the Guaranteed Bonds swapped into EURIBOR and bank borrowings. These borrowings provide a hedge against certain euro denominated fixed asset investments and to finance working capital. After taking account of interest rate swaps entered into by the Group, no euro borrowings carry interest at fixed rates (2003/04 the weighted average period for which the rate was fixed was 0.2 years).

Amounts in respect of other currencies relate to funds held within subsidiary companies operating in the Nordic region and Central Europe.

(b) Fair values of financial assets and financial liabilities

	2005		2004	
	Book value £million	Fair value £million	Book value £million	Fair value £million
Fixed asset investments (excluding associated undertakings)	1.8	1.8	48.9	63.9
Cash and investments:				
Cash at bank and in hand	144.0	144.0	239.3	239.3
Short-term investments	867.0	867.7	765.1	765.9
	1,011.0	1,011.7	1,004.4	1,005.2
Borrowings due:				
In one year or less or on demand	(141.8)	(141.8)	(61.5)	(67.7)
In more than one year but not more than two years	(12.1)	(12.1)	(0.2)	(0.2)
In more than two years but not more than five years	(7.6)	(7.6)	–	–
In more than five years	(298.2)	(303.5)	(297.9)	(300.9)
	(459.7)	(465.0)	(359.6)	(368.8)
Other debtors falling due after more than one year	17.0	17.0	–	–
Other creditors falling due after more than one year	(17.9)	(17.9)	(23.3)	(23.3)
Derivatives held to:				
Manage the interest rate profile	–	6.9	–	(1.7)
Manage currency exposure	(8.4)	(17.3)	(3.2)	(18.7)
Hedge net assets	(7.5)	(10.0)	(2.3)	(2.5)
Hedge future transactions – expected to occur within one year	–	3.0	–	4.6

Most assets and liabilities are held at floating rates and therefore the fair value is close to the book value with the exception of the Group's Guaranteed Bonds where a premium exists to the book value due to the coupon. Fair values are derived from market values.

20 FINANCIAL INSTRUMENTS CONTINUED

(c) Gains and losses on instruments used for hedging

The Group manages exposures that arise on purchases and sales denominated in foreign currencies by entering predominantly into forward foreign exchange currency contracts. It also uses swaps, forward exchange contracts and options to manage its interest rate and foreign exchange translation exposures.

Unrecognised net gains and losses on hedging instruments at the period end are as follows:

	Gains £million	Losses £million	Net total £million
On hedges at 2 May 2004	5.2	(23.5)	(18.3)
Arising in previous periods recognised in 2004/05 profit and loss account	(5.2)	3.4	(1.8)
Arising in previous periods not recognised in 2004/05 profit and loss account	–	(20.1)	(20.1)
Arising in 2004/05 not recognised in 2004/05	12.3	(9.6)	2.7
On hedges at 30 April 2005	**12.3**	**(29.7)**	**(17.4)**
Of which:			
Expected to be recognised within one year	5.0	(5.0)	–
Expected to be recognised after more than one year	7.3	(24.7)	(17.4)

(d) Currency risk

The Group's policy is to hedge all significant transaction exposures on monetary assets and liabilities and consequently there are no material currency exposures that would give rise to gains and losses in the profit and loss account in the functional currencies of the operating businesses.

21 BORROWING FACILITIES

The Group had available the following undrawn committed borrowing facilities at the period end:

	Group	
	2005 £million	2004 £million
Expiry date:		
Within one year	**9.2**	29.6
In more than one year, but not more than two years	**–**	–
In more than two years	**420.7**	400.0
	429.9	429.6

22 PROVISIONS FOR LIABILITIES AND CHARGES

	Restructuring costs £million	Other £million	Total £million
Group			
At 2 May 2004	34.8	1.8	36.6
Utilised	(20.6)	(1.3)	(21.9)
At 30 April 2005	**14.2**	**0.5**	**14.7**
Company			
At 2 May 2004	–	1.8	1.8
Utilised	–	(1.3)	(1.3)
At 30 April 2005	–	**0.5**	**0.5**

Amounts remaining in provisions predominantly comprise onerous lease obligations, the majority of which are expected to be utilised within the next five years.

23 DEFERRED TAXATION

	Group £million	Company £million
Deferred taxation asset:		
At 2 May 2004	76.1	0.4
Transfer in	31.4	–
Charge to profit and loss account	(7.1)	–
Exchange translation adjustments	(0.7)	–
At 30 April 2005	99.7	0.4

	Group	
	2005 £million	2004 £million
Analysis of deferred taxation asset:		
Accelerated capital allowances	(13.3)	(20.1)
Other timing differences	113.0	96.2
	99.7	76.1

Deferred taxation assets are included within debtors in note 16. As a result of share disposals, allowable losses have been incurred which are available for offset against certain future chargeable gains. A deferred tax asset has not been recognised in respect of these losses as it is considered that there is insufficient evidence that chargeable gains will arise. The deferred tax asset not recognised, measured at the standard rate of 30 per cent, is not less than £650 million.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and associated undertakings. As the earnings are continually reinvested by the Group, no tax is expected to be payable on these earnings in the foreseeable future.

24 SHAREHOLDERS' FUNDS AND SHARE CAPITAL

(a) Shareholders' funds

	Share capital £million	Share premium account £million	Investment in own shares £million	Merger reserve £million	Capital redemption reserve £million	Profit and loss account £million	Total £million
Group							
At 2 May 2004	48.7	140.5	(1.5)	(386.1)	425.5	1,200.9	1,428.0
Retained profit	–	–	–	–	–	93.8	93.8
Purchase and cancellation of own shares	(1.4)	–	–	–	1.4	(92.6)	(92.6)
Vesting of own shares	–	–	1.5	–	–	(1.5)	–
Currency retranslation	–	–	–	–	–	2.6	2.6
Ordinary shares issued:							
Share options – employees	–	1.1	–	–	–	–	1.1
– employee trusts	–	0.5	–	–	–	(0.5)	–
At 30 April 2005	**47.3**	**142.1**	**–**	**(386.1)**	**426.9**	**1,202.7**	**1,432.9**
Company							
At 2 May 2004	48.7	140.5	(1.5)	–	425.5	212.5	825.7
Retained profit	–	–	–	–	–	163.4	163.4
Purchase and cancellation of own shares	(1.4)	–	–	–	1.4	(92.6)	(92.6)
Vesting of own shares	–	–	1.5	–	–	(1.5)	–
Ordinary shares issued:							
Share options – employees	–	1.1	–	–	–	–	1.1
– employee trusts	–	0.5	–	–	–	–	0.5
At 30 April 2005	**47.3**	**142.1**	**–**	**–**	**426.9**	**281.8**	**898.1**

As permitted by Section 230 of the Companies Act 1985, no profit and loss account for the Company is included in these financial statements. The profit of the Company for the period was £312.7 million (2003/04 £50.8 million).

Movements in the capital redemption reserve relate to the Company's purchase of its own shares as described in note 24(c) below. The cumulative amount of goodwill written off directly against reserves at the start and end of the period in respect of undertakings still within the Group is £127.9 million.

Own shares held by the Group and the Company represent shares in the Company held by Dixons TSR Trust further details of which are given in note 8. The 1,732,531 shares held at 30 April 2005 had a market value of £2.5 million (1 May 2004 1,316,813 shares held had a market value of £2.0 million) and their nominal value was £0.1 million (1 May 2004 £0.1 million).

24 SHAREHOLDERS' FUNDS AND SHARE CAPITAL CONTINUED

(b) Reconciliation of movements in shareholders' funds

	Group 2005 £million	Group 2004 £million
Opening equity shareholders' funds	**1,428.0**	1,337.1
Profit for the period	**243.1**	280.4
Dividends	**(149.3)**	(142.6)
	93.8	137.8
Other recognised gains and losses relating to the period	**2.6**	(48.8)
Purchase and cancellation of own shares	**(92.6)**	–
Ordinary shares issued: Share option and ownership schemes	**1.1**	1.9
Net additions to equity shareholders' funds	**4.9**	90.9
Closing equity shareholders' funds	**1,432.9**	1,428.0

(c) Called up share capital

	2005 £million	2004 £million
Authorised		
4,980,252,496 (1 May 2004 4,980,252,496) ordinary shares of 2.5p each	**124.5**	124.5
Allotted and fully paid		
1,892,041,789 (1 May 2004 1,948,689,632) ordinary shares of 2.5p each	**47.3**	48.7

During the period, 1,002,157 shares were issued in respect of options exercised under employee share option schemes. Also during the period, the Company purchased 57,650,000 of its own shares in the open market for an aggregate consideration of £92.6 million. These shares were cancelled and their nominal value transferred to the capital redemption reserve.

25 EMPLOYEE SHARE OPTION SCHEMES

During the period, the following options were granted to employees:

		Sharesave			Discretionary
Number of employees	Exercise price pence	Number	Number of employees	Exercise price pence	Number
2,534	128.52	**4,709,638**	14,098	158.35	**24,604,397**
			63	174.20	**2,935,662**

At 30 April 2005, directors and employees held options to subscribe for a total of 134,856,919 shares (1 May 2004 121,405,571) as follows:

		Sharesave			Discretionary
Date of grant	Exercise price pence	Number	Date of grant	Exercise price pence	Number
2 Jun 2000	218.00	**687,300**	4 Aug 1995	73.25	**36,000**
12 Mar 2001	215.00	**349,915**	5 Aug 1996	122.75	**614,400**
7 Mar 2002	177.00	**2,391,175**	4 Feb 1997	124.25	**4,000**
6 Mar 2003	81.64	**20,581,656**	4 Aug 1997	145.50	**1,800,236**
3 Mar 2004	118.82	**6,728,534**	20 Feb 1998	135.00	**3,000**
2 Mar 2005	128.52	**4,698,784**	17 Aug 1998	132.00	**3,481,658**
			12 Oct 1998	140.00	**125,696**
			17 Feb 1999	256.75	**200,000**
			19 Jul 1999	334.75	**9,970,236**
			17 Jul 2000	273.00	**6,917,262**
			5 Feb 2001	269.00	**137,662**
			23 Jul 2001	231.00	**9,874,299**
			15 Feb 2002	228.00	**43,120**
			22 Jul 2002	161.00	**17,544,603**
			7 Feb 2003	102.45	**269,851**
			28 Jul 2003	134.00	**22,277,087**
			4 Aug 2004	158.35	**23,215,781**
			11 Oct 2004	174.20	**2,904,664**
		35,437,364			**99,419,555**

Options granted under the Sharesave schemes are exercisable in the six month period following the date of maturity of a three year or five year savings contract.

The performance conditions applicable to options granted under discretionary schemes are shown in the Share option terms table in section (iii) of the Remuneration Report. Options lapse if the performance criterion has not been met at the end of the performance period. Options may be exercised earlier in certain circumstances.

26 NOTES TO THE CASH FLOW STATEMENT

(a) Reconciliation of operating profit to net cash inflow from operating activities

	2004/05 £million	2003/04 £million
Operating profit	**290.2**	271.8
Depreciation	**134.1**	119.5
Amortisation of goodwill	**7.1**	4.2
Share of profit of associated undertaking	**(0.9)**	–
Profit on disposal of fixed assets	**(7.4)**	(8.0)
Net (utilisation of)/additions to exceptional provisions and impairment	**(6.5)**	26.9
Decrease/(increase) in stocks	**25.7**	(101.1)
Decrease in debtors	**136.8**	3.4
(Decrease)/increase in creditors	**(123.0)**	11.5
	456.1	328.2

(b) Analysis of cash flows for headings netted in the cash flow statement

	2004/05 £million	2003/04 £million
Net (increase)/decrease in short-term investments		
Money market and other fixed rate deposits	**(168.8)**	(75.3)
Floating rate notes	**66.7**	18.1
	(102.1)	(57.2)
Net (decrease)/increase in debt due within one year		
7¾% Guaranteed Bonds 2004	**–**	(99.9)
Secured borrowings	**(6.1)**	(7.9)
Other short-term borrowings	**(30.1)**	(16.0)
	(36.2)	(123.8)
Net (decrease)/increase in debt due after more than one year		
Secured borrowings	**–**	(8.9)
Other borrowings	**(2.2)**	(24.0)
	(2.2)	(32.9)

(c) Analysis of net funds

	2 May 2004 £million	Cash flow £million	Acquisitions (excluding cash and overdrafts) £million	Other non-cash movements £million	Exchange movements £million	30 April 2005 £million
Cash at bank and in hand	239.3	**(95.1)**	**–**	**–**	**(0.2)**	**144.0**
Overdrafts	(4.1)	**(102.8)**	**–**	**–**	**(0.2)**	**(107.1)**
	235.2	**(197.9)**	**–**	**–**	**(0.4)**	**36.9**
Short-term investments	765.1	**102.1**	**–**	**–**	**(0.2)**	**867.0**
Debt due within one year	(57.4)	**36.2**	**(55.9)**	**43.8**	**(1.4)**	**(34.7)**
Debt due after more than one year	(298.1)	**2.2**	**(21.8)**	**–**	**(0.2)**	**(317.9)**
	409.6	**140.5**	**(77.7)**	**43.8**	**(1.8)**	**514.4**
	644.8	**(57.4)**	**(77.7)**	**43.8**	**(2.2)**	**551.3**

Other non-cash movements relate to the exchange of the 1% Exchangeable Bonds 2004 into shares in France Telecom S.A. as described in note 18.

27 POST-RETIREMENT BENEFITS

The Group operates a number of defined contribution and defined benefit pension schemes. The principal scheme which operates in the UK includes a funded defined benefit section whose assets are held in a separate trustee administered fund. The scheme is valued by a qualified actuary at least every three years and contributions are assessed in accordance with the actuary's advice so as to spread the pension cost over the normal expected service lives of members.

Since 1 September 2002, the defined benefit section of the scheme has been closed to new entrants. Membership of the defined contribution section is now offered to eligible employees.

In the Nordic region and Greece, the Group operates secured defined benefit pension schemes with assets held by life insurance companies and, in Norway, an unsecured pension arrangement. In addition, contributions are made to a state pension scheme. The effect of these schemes on the Group's results is not significant.

(a) Regular pension costs – SSAP 24

Pension costs are accounted for in accordance with SSAP 24 "Accounting for Pension Costs". During the period, the Group paid contributions to the principal defined benefit section of the scheme described above of £17.8 million (2003/04 £19.0 million). The pension charge in the profit and loss account amounted to £21.7 million (2003/04 £18.0 million) which represented the regular pension cost of £16.1 million (2003/04 £18.0 million) and £5.6 million (2003/04 £nil) of amortisation of the pension deficit over the average remaining service lives of current employees on a straight line basis. Further contributions of £0.8 million (2003/04 £0.3 million) were made to defined benefit plans in Greece and the Nordic region.

The pension charge in respect of defined contribution schemes was £1.3 million (2003/04 £1.0 million). A further £0.1 million (2003/04 £0.1 million) provision was made in respect of the unsecured pension arrangement.

A full actuarial valuation of the UK scheme was carried out as at 5 April 2004 using the projected unit method and has been used to determine the level of funding to the scheme. The Group's contribution rate for the period ended 30 April 2005, agreed in consultation with the trustees' actuaries, was 10.9 per cent. The contribution rate for future periods is planned to increase to 12.9 per cent by August 2006 in annual increments of 1 per cent.

The principal actuarial assumptions as at 5 April 2004 used for determining costs and contributions were:

	Rate per annum
Rate of increase in pensionable salaries	4.0%
Rate of increase to pensions – Guaranteed Minimum Pension	2.75%
– Pension in excess of Guaranteed Minimum Pension	2.75%
Discount rate for accrued benefits	6.5%
Inflation	2.5%
Investment return for future service benefits	6.75%

At 5 April 2004, the market value of the scheme's investments was £422 million and, based on the above assumptions, the value of the assets was sufficient to cover 87 per cent of the benefits accrued to members after allowing for expected future increases in earnings. The value of liabilities exceeded assets by £62 million.

27 POST-RETIREMENT BENEFITS CONTINUED

(b) FRS 17 disclosures

FRS 17 will introduce new accounting policies in respect of pension arrangements. FRS 17 is not fully effective for the Group until 2005/06, although the Group will adopt the equivalent international accounting standard, IAS 19 "Employee Benefits" for that financial period. Under FRS 17, additional information is required to be disclosed in the intervening period. This information comprises the fair value of assets held and the financial assumptions made in valuing the liabilities of the scheme as well as disclosures concerning pension assets and liabilities and pension expense. The methodologies set out in FRS 17 are different from those used by the scheme actuaries in determining funding arrangements.

	Rate per annum		
Assumptions	30 April 2005	1 May 2004	3 May 2003
Rate of increase in pensionable salaries	**4.2%**	4.3%	4.0%
Rate of increase in pensions in payment/deferred pensions	**2.7%**	2.8%	2.3%
Discount rate	**5.5%**	5.9%	5.6%
Inflation	**2.7%**	2.8%	2.3%

	30 April 2005		1 May 2004		3 May 2003	
Valuation	Long-term expected rate of return	£million	Long-term expected rate of return	£million	Long-term expected rate of return	£million
Equities	**8.2%**	**355.6**	8.4%	362.5	8.3%	299.3
Bonds	**4.6%**	**85.9**	5.0%	49.6	4.6%	34.2
Cash	**4.7%**	**14.1**	3.8%	6.1	4.0%	2.7
Market value of assets		**455.6**		418.2		336.2
Present value of liabilities		**(642.1)**		(543.9)		(562.8)
Deficit in the scheme		**(186.5)**		(125.7)		(226.6)
Related deferred tax asset		**56.0**		37.7		68.0
Net FRS 17 pension liability		**(130.5)**		(88.0)		(158.6)

The effect on the profit and loss account reserve and accordingly net assets is set out below:

	30 April 2005	1 May 2004	3 May 2003
Net FRS 17 pension liability	**(130.5)**	(88.0)	(158.6)
Reversal of SSAP 24 provision/(prepayment) net of deferred tax	**0.3**	(5.3)	(5.3)
Net adjustment which would result from the adoption of FRS 17	**(130.2)**	(93.3)	(163.9)
Profit and loss account reserve as reported	**1,202.7**	1,200.9	954.9
Profit and loss account reserve on FRS 17 basis	**1,072.5**	1,107.6	791.0

The deficit under FRS 17 reflects the different basis for valuing assets and liabilities compared with SSAP 24. The net position is sensitive to market conditions, particularly equity values, and the discount rate applied to liabilities at the assessment date of 30 April 2005.

27 POST-RETIREMENT BENEFITS CONTINUED

(b) FRS 17 disclosures continued

The movements in the FRS 17 deficit, before deferred tax benefits, are set out below:

	2004/05 £million	2003/04 £million
Opening deficit	(125.7)	(226.6)
Movement in year:		
Contributions	17.8	19.0
Current service cost	(21.4)	(27.4)
Curtailment gain	–	0.4
Other finance income	2.1	(3.9)
Actuarial loss	(59.3)	112.8
Closing deficit	(186.5)	(125.7)

An analysis of the amount which would be charged to the profit and loss account is as follows:

	2005 £million	2004 £million
Current service cost	(21.4)	(27.4)
Curtailment gain	–	0.4
Total operating charge	(21.4)	(27.0)
Expected return on pension scheme assets	33.8	27.2
Interest cost on pension scheme liabilities	(31.7)	(31.1)
Net other finance income/(charge)	2.1	(3.9)
Total chargeable to profit before taxation	(19.3)	(30.9)

The amount which would be recognised in the statement of total recognised gains and losses is as follows:

	2005		2004	
	% of scheme assets/ (liabilities)	£million	% of scheme assets/ (liabilities)	£million
(Loss)/gain arising from actual return less expected return on scheme assets	1.5%	(6.7)	9.3%	38.8
Experience (loss)/gain arising on scheme liabilities	1.2%	(8.0)	9.4%	51.1
Changes of assumptions underlying the present value of scheme liabilities	6.9%	(44.6)	4.2%	22.9
Actuarial (loss)/gain recognisable in statement of total recognised gains and losses		(59.3)		112.8

28 CAPITAL COMMITMENTS

	Group	
	2005 £million	2004 £million
Contracted for but not provided for in the accounts	15.5	6.8

29 ACQUISITIONS

On 4 June 2004, the Group acquired the UK operations of WHSU, Inc. and WHSU International, Inc. (together known as MicroWarehouse). Consideration and costs amounted to £22.0 million in cash. The fair value of net assets acquired amounted to £13.3 million resulting in goodwill arising of £8.7 million. This goodwill is being amortised over its estimated useful economic life of 10 years.

On 8 September 2004, the Group acquired a controlling interest in Kotsovolos taking its investment to 68.3 per cent after previously increasing its existing investment of 13.6 per cent to an associate shareholding of 24.4 per cent on 8 July 2004. Total cash consideration and costs of acquisition of the additional 54.7 per cent shareholding were €78.6 million (£53.5 million). Subsequent to 8 September 2004, the Group further increased its shareholding to 79.1 per cent as at 30 April 2005, bringing the total consideration and costs paid in the year to €94.1 million (£63.9 million). For a transitional period, another shareholder retains a 20 per cent stake in Kotsovolos which the Group has the right to acquire after five years. This shareholder has the right to sell its shares to the Group in two equal tranches after two and four years, respectively. Goodwill generated on this acquisition amounted to £59.9 million which is being amortised over its useful economic life of 20 years.

Adjustments to reflect the provisional fair value of Kotsovolos's assets and liabilities acquired at 8 September 2004 are as follows:

	Net assets acquired £million	Fair value adjustments £million	Accounting policy alignment adjustments £million	Fair value to the Group £million
Intangible fixed assets	10.0	–	(10.0)	–
Tangible fixed assets	57.5	(2.9)	–	54.6
Cash	7.4	–	–	7.4
Other assets	157.3	2.1	(3.7)	155.7
Borrowings	(61.8)	(13.9)	–	(75.7)
Other creditors	(107.6)	(11.5)	–	(119.1)
Net assets	62.8	(26.2)	(13.7)	22.9
Less minority interests				(7.3)
Less share of net assets previously held as associated undertakings				(6.5)
Share of net assets acquired				9.1
Goodwill on acquiring control				28.4
Consideration				37.5

	Date of acquisition	Consideration and costs £million	Fair value of assets acquired £million	Goodwill £million
Associate shareholding	8 Jul 2004	29.4	5.8	23.6
Acquisition	8 Sep 2004	37.5	9.1	28.4
Further increases in shareholding	8 Sep 2004 – 30 Apr 2005	10.4	2.5	7.9
		77.3		59.9

Provisional fair value adjustments were applied to the net assets of Kotsovolos upon achieving the associate share of 24.4 per cent and which related predominantly to the write down of assets to net realisable value or recoverable amount together with the Group's assessment of the level of accruals and other liabilities. The accounting policy alignment adjustments relate to writing off intangible assets held by Kotsovolos in accordance with Group accounting policy and aligning the value of stocks to take account of supplier funding received. Included within the opening balance sheet is an adjustment to debtors and creditors of £63.0 million to take account of assets and liabilities not previously recorded under generally accepted Greek accounting practices.

Both acquisitions have been accounted for under the acquisitions method of accounting. There was no material difference between the operating profits arising from acquisitions and operating cash flows contributed by these acquisitions. In addition, there was no material impact on other cash flows arising from these acquisitions.

30 CONTINGENT LIABILITIES

	Company	
	2005 £million	2004 £million
Guarantee of notes issued under 1% Exchangeable Bond 2004	–	45.5
Other guarantees	17.3	21.7

Other guarantees comprise potential obligations to financial institutions in respect of activities undertaken in the normal course of business. Subsidiary companies also have contingent liabilities in respect of lease covenants relating to premises assigned to third parties.

31 OPERATING LEASE COMMITMENTS

	Group			
	Land and buildings		Other assets	
	2005 £million	2004 £million	2005 £million	2004 £million
At the period end, the Group was committed to the following payments during the next 52 week period in respect of operating leases which expire:				
Within one year	**11.6**	12.2	**0.3**	0.7
Between two and five years	**45.5**	56.0	**1.3**	1.7
After five years	**261.7**	249.8	–	–
	318.8	318.0	**1.6**	2.4

32 RELATED PARTY TRANSACTIONS

The Company made a charitable donation of £875,000 to The Dixons Foundation, the Group's registered charitable trust. The Company is the sole benefactor of the Foundation, the principal beneficiaries of which are concerned with education, business ethics, community affairs, medicine and disabilities, heritage and the environment.

33 PRINCIPAL SUBSIDIARY UNDERTAKINGS

The principal subsidiary undertakings at 30 April 2005 were as follows:

UK Retail
Coverplan Insurance Services Limited
Dixons Insurance Services Limited – Isle of Man
DSG Card Handling Services Limited
DSG Retail Limited
Mastercare Service and Distribution Limited
The Link Stores Limited (60%)

Other
Dixagon SA – Switzerland
Dixons Group Holdings Limited*
Dixons Overseas Investments Limited
Dixons European Investments Limited

International Retail
Elkjøp ASA – Norway
Elkjøp Norge AS – Norway
El-Giganten AB – Sweden
El-Giganten Køkkenland AS – Denmark
Gigantti OY – Finland
UniEuro S.p.A. – Italy
P. Kotsovolos S.A. – Greece (79.1%)
PC City Spain S.L. – Spain
DSG Retail Ireland Limited – Ireland
PC City (France) S.A. – France
Electro World Magyarország Kereskedelmi És Szolgáltató Kft – Hungary
Electro World s.r.o. – Czech Republic

*Direct subsidiary of Dixons Group plc.

Unless otherwise indicated, principal subsidiary undertakings are wholly-owned and incorporated in Great Britain. All Group undertakings operate in their country of incorporation.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	2004/05 £million	2003/04 £million	2002/03(i) £million	2001/02(i) £million	2000/01(i) £million
Turnover		**6,982.7**	6,491.7	5,758.4	4,868.2	4,648.8
percentage change		***7.6%***	*12.7%*	*18.3%*	*4.7%*	*21.9%*
Underlying operating profit	(ii)	**312.8**	317.8	278.1	245.1	244.6
Underlying net interest	(ii)	**30.3**	11.5	4.8	11.5	(6.0)
Underlying profit before taxation	(ii)	**343.1**	329.3	282.9	256.6	238.6
percentage change		***4.2%***	*16.4%*	*10.2%*	*7.5%*	*11.0%*
Discontinued operations – Codic		**–**	2.3	15.5	16.9	17.0
Discontinued operations – Freeserve		**–**	–	–	–	(48.2)
Goodwill amortisation		**(7.2)**	(4.2)	(4.0)	(0.7)	(0.7)
Exceptional items	(iii)	**0.9**	38.8	(18.7)	(14.9)	417.5
Profit before taxation		**336.8**	366.2	275.7	257.9	624.2
Taxation		**(88.1)**	(82.9)	(67.1)	(57.8)	(42.7)
Minority interest		**(5.6)**	(2.9)	(2.8)	(6.0)	(2.5)
Profit for the period		**243.1**	280.4	205.8	194.1	579.0
Dividends		**(149.3)**	(142.6)	(129.2)	(117.3)	(105.9)
Retained profit for the period		**93.8**	137.8	76.6	76.8	473.1
Diluted earnings per ordinary share (pence)		***12.5p***	*14.3p*	*10.6p*	*10.0p*	*29.8p*
Adjusted diluted earnings per ordinary share (pence)	(iv)	**12.6p**	12.3p	11.1p	9.9p	9.0p
percentage change		***2.4%***	*10.8%*	*12.1%*	*10.0%*	*8.4%*
Dividends per ordinary share (pence)		**8.050p**	7.320p	6.655p	6.050p	5.500p
percentage change		***10.0%***	*10.0%*	*10.0%*	*10.0%*	*19.6%*
Segmental information – continuing operations						
Turnover						
UK Retail		**4,712.0**	4,697.9	4,524.5	4,103.4	3,942.3
International Retail		**2,003.8**	1,760.1	1,195.3	701.6	612.6
		6,715.8	6,458.0	5,719.8	4,805.0	4,554.9
Underlying operating profit	(ii)					
UK Retail	(v)	**232.2**	254.2	238.0	230.3	223.5
International Retail	(v)	**79.6**	63.6	38.1	11.0	21.1
		311.8	317.8	276.1	241.3	244.6
Associated undertakings		**1.0**	–	2.0	3.8	–
		312.8	317.8	278.1	245.1	244.6

CONSOLIDATED BALANCE SHEET

	Note	2005 £million	2004 £million	2003[i] £million	2002[i] £million	2001[i] £million
Fixed assets						
Intangible assets		**1,010.4**	937.1	997.6	484.2	432.7
Tangible assets		**638.0**	583.9	621.3	607.0	535.0
Investments		**3.2**	48.9	318.7	477.0	623.4
		1,651.6	1,569.9	1,937.6	1,568.2	1,591.1
Current assets						
Stocks		**811.3**	793.0	779.7	650.0	580.7
Debtors		**506.6**	506.5	574.8	505.9	423.2
Short-term investments		**867.0**	765.1	713.9	813.9	793.0
Cash at bank and in hand		**144.0**	239.3	152.0	38.6	64.4
		2,328.9	2,303.9	2,220.4	2,008.4	1,861.3
Creditors – falling due within one year						
Borrowings		**(141.8)**	(61.5)	(151.3)	(193.8)	(195.8)
Other creditors		**(1,594.8)**	(1,504.3)	(1,527.7)	(1,314.1)	(1,177.3)
		(1,736.6)	(1,565.8)	(1,679.0)	(1,507.9)	(1,373.1)
Net current assets		**592.3**	738.1	541.4	500.5	488.2
Total assets less current liabilities		**2,243.9**	2,308.0	2,479.0	2,068.7	2,079.3
Creditors – falling due after more than one year						
Borrowings		**(317.9)**	(298.1)	(544.5)	(303.0)	(462.1)
Other creditors		**(436.1)**	(505.6)	(540.2)	(494.7)	(500.7)
		(754.0)	(803.7)	(1,084.7)	(797.7)	(962.8)
Provisions for liabilities and charges		**(14.7)**	(36.6)	(17.8)	(11.7)	(17.6)
		1,475.2	1,467.7	1,376.5	1,259.3	1,098.9
Equity shareholders' funds		**1,432.9**	1,428.0	1,337.1	1,223.7	1,070.0
Equity minority interests		**42.3**	39.7	39.4	35.6	28.9
		1,475.2	1,467.7	1,376.5	1,259.3	1,098.9
Capital expenditure		**179.5**	135.2	233.3	189.9	180.3
Net funds/(debt)	(vi)	**239.0**	342.2	(138.0)	55.7	(85.1)

Notes:

(i) Where appropriate, prior year comparatives have been restated to take account of Amendment to FRS 5 "Reporting the Substance of Transactions": Revenue Recognition ("Application Note G"), FRS 19 "Deferred Tax", and the adoption of UITF 38 "Accounting for ESOP Trusts".

(ii) Underlying figures exclude the effects of discontinued operations, goodwill amortisation and exceptional items.

(iii) Net exceptional items before taxation include both operating and non-operating items.

(iv) Adjusted diluted earnings per share are calculated using underlying earnings and are shown in order to disclose the impact of discontinued operations, goodwill amortisation and exceptional items.

(v) Where appropriate, prior year comparative figures have been restated to reflect the absorption of the small German property operations into the International Retail division as well as the integration of the Internet Services division, previously reported separately, into the appropriate retail division.

(vi) Net funds/(debt) comprises cash, short-term investments and borrowings and excludes funds held under trust in respect of customer support agreement liabilities and, where relevant, funds held by discontinued operations.

FINANCIAL INFORMATION UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS

Introduction

Dixons Group plc currently prepares its financial statements in accordance with UK Generally Accepted Accounting Practices (UK GAAP). Following a European Union Regulation issued in 2002, Dixons Group plc will report its results in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Commission (EC) from 1 May 2005.

The Group's first Annual Report and Accounts under IFRS will be for the 52 week period ending 29 April 2006. Comparative figures for the 52 week period ended 30 April 2005, as presented in these financial statements, will be restated. The transition date to IFRS for Dixons Group plc is 2 May 2004 (the Transition Date), being the start of the period of comparative information.

Basis of preparation

The key differences between UK GAAP and IFRS affecting the Group's accounting policies are set out below and these assume that all existing IFRS, Standing Interpretations Committee (SIC) interpretations and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board (IASB) effective for the 52 weeks ending 29 April 2006, will be fully endorsed by the EC. The failure of the EC to endorse all of these standards in time for the 2005/06 financial reporting period could result in the need to change the basis of accounting or presentation of certain financial information from that reported herein.

The IASB continues to amend certain of these standards and interpretations as well as to issue new standards and interpretations. Such new guidance may be applicable to the financial year commencing 1 May 2005 or may be applicable to later periods but may be adopted early. It is important to note that the IFRS position as stated is the Group's current view based on the financial reporting standards currently in issue and changes may arise as new accounting pronouncements are developed and issued. As a result of this, the Group's first financial statements may be prepared on a different basis to that presented here. The Group's accounting policy for financial instruments assumes that the final version of IAS 39 "Financial Instruments" will be endorsed by the EC, and adopted from 1 May 2005.

While this is not a comprehensive summary of all differences between UK GAAP and IFRS, other differences would have no effect or no significant effect on the consolidated net profit or shareholders' funds of the Group. A reconciliation of consolidated profit for the period and shareholders' funds as at 30 April 2005, together with a reconciliation of shareholders' funds as at the Transition Date are set out below.

IFRS 1, "First-time Adoption of International Financial Reporting Standards"

IFRS 1 permits those companies adopting IFRS for the first time to take some exemptions from the full requirements of IFRS and also certain elections in the transition period. The Group has taken the following exemptions and elections:

- share-based payments: IFRS 2 "Share-based Payment" has been applied to all equity settled transactions, such as share options, granted and unvested as at the Transition Date. IFRS 2 is only required to be applied to share-based payments granted after 7 November 2002. However, the Group considers that retrospective application before this date provides a better indication of how past and future results are affected in relation to the year on year level of grants;

- employee benefits: Under IAS 19 "Employee Benefits" all cumulative pension actuarial gains and losses have been recognised in equity at the Transition Date. Commencing on the Transition Date, the Group will recognise actuarial gains and losses in full in the period in which they occur in the statement of recognised income and expense in accordance with the amendment to IAS 19, issued in December 2004;

IFRS 1, "First-time Adoption of International Financial Reporting Standards" continued

- business combinations: The Group has elected to apply IFRS 3 "Business Combinations" prospectively from the Transition Date. The effect of this is that goodwill arising from business combinations prior to the Transition Date remains at the net book value as stated under UK GAAP as at the Transition Date; and
- financial instruments: The Group has elected to defer the implementation of IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39: " Financial Instruments: Recognition and Measurement". They will be adopted from 1 May 2005. Commencing on this date, it is the intention to apply hedge accounting where the requirements of IAS 39 are met. Accordingly, the comparative period to the 2005/06 Annual Report and Accounts (i.e. 52 week period ended 30 April 2005) will reflect accounting under the existing UK GAAP basis.

SUMMARY OF DIFFERENCES BETWEEN UK GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

Differences between UK GAAP and IFRS

The following summarises the areas of reconciliation relevant to the Group between UK GAAP and IFRS.

(a) Share-based payments

Under UK GAAP, no cost is incurred for share options or Save As You Earn (SAYE) schemes. In accordance with IFRS 2, the Group will recognise a charge to the profit and loss account which represents the fair value of outstanding share-based payments granted to employees. Share-based payments comprise share options, SAYE schemes, the Deferred Equity Participation Plan (DEPP) and the Long Term Incentive Plan (LTIP). The fair value is determined by using option pricing models and the Group has predominantly adopted the binomial model in such valuations. The charge is recognised in the profit and loss account over the vesting period, adjusted, where appropriate, reflecting expected levels of vesting.

The basis of calculation for deferred taxation is the difference between the market price at the balance sheet date and the exercise price of the share-based payment reflecting expected levels of vesting. Accordingly, the tax effect does not correlate to the charge.

(b) Employment benefits

Under UK GAAP, a prepayment or accrual is shown in the balance sheet representing timing differences between the surplus of pension fund assets over projected accrued benefit obligations and the cash payments made to the pension scheme.

Under IAS 19 "Employee Benefits", the regular service cost of providing retirement benefits to employees during the period, together with the cost of any benefits relating to past service is charged to operating profit in the period. A credit representing the expected return on assets of the retirement benefit schemes during the period is included within other finance income. This is based on the market value of the assets of the schemes at the start of the financial period. A charge within other finance charges representing the expected increase in the liabilities of the retirement benefit schemes during the period is included in net interest.

The difference between the market value of the assets and the present value of the accrued pension liabilities is recognised as an asset or liability in the balance sheet together with the related deferred tax effect. Differences between the actual and expected returns on assets during the period are recognised in the statement of recognised income and expense, together with differences arising from changes in assumptions. This treatment is consistent with that already disclosed under FRS 17 under UK GAAP as set out in note 27 to the financial statements.

SUMMARY OF DIFFERENCES BETWEEN UK GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS CONTINUED

Differences between UK GAAP and IFRS continued

(c) Leases

Under UK GAAP, determination of property finance leases is made by reference to the lease as a whole. Under IAS 17 "Leases", the determination must be made by reference to the land and buildings elements of the leases separately. As a result of this a small number of leases previously recognised as operating leases have been reclassified as finance leases. The key reasons for the change are concerned with where the Group has built and developed such properties and then subsequently sold and leased back. The circumstances and terms of the sale and lease back have determined the accounting as a finance lease.

The main impact on the balance sheet is the inclusion of the above mentioned properties within fixed assets together with the related finance lease creditor. The creditor, because of its inclusion within borrowings, has the effect of reducing net funds. Cash flows are, however, unaffected. The impact on net assets is relatively small.

The key impact on the profit and loss account is that for these specific leases, the rentals under operating leases charged to operating profit under UK GAAP is replaced with a depreciation charge on the fixed asset and a finance charge is included within interest. The total amounts charged to the profit and loss account over the life of the finance lease remain the same under both UK GAAP and IFRS, however, a higher charge is incurred in the early years of a lease owing to the impact of higher interest charges.

(d) Lease incentives

Under UK GAAP, the Group's policy on recognition of lease incentives, such as rent free periods and reverse lease premiums, is to spread the incentive over the period to the first market rent review. Under IFRS, SIC 15 "Operating Leases – Incentives" the requirement is for such incentives to be spread over the life of the lease.

As a result, the Group's IFRS balance sheet at the Transition Date includes additional deferred income. Operating profit for 2004/05 will be reduced as such income is spread further forwards.

(e) Dividends

Under UK GAAP dividends are provided for in the period in respect of which they are declared or proposed. IAS 10 "Events After the Balance Sheet Date" requires that dividends are given effect only in the period in which they are declared.

The effect of this change for the Group is that the final dividend in relation to the financial years 2003/04 and 2004/05 which were accrued at the balance sheet dates are reversed and, instead, accounted for in 2004/05 and 2005/06 respectively.

(f) Business combinations and intangible assets

Under UK GAAP, goodwill on acquisitions made by the Group since 2 May 1999 has been capitalised and amortised over its estimated life where such a life has been determined to be finite. Prior to 2 May 1999, goodwill arising on acquisitions was eliminated against reserves in the consolidated balance sheet in the year in which the acquisition was made.

IFRS 3 prohibits the amortisation of goodwill. This standard requires goodwill to be carried at cost with impairment reviews carried out annually and at other times if there are indications that the carrying amount may not be supportable.

The Group has adopted the transitional provisions set out in IFRS 1, to apply IFRS 3 prospectively from the Transition Date. Goodwill arising on acquisitions made prior to this is frozen as at the Transition Date and any goodwill amortisation occurring in the financial year 2004/05 is therefore reversed for IFRS reporting purposes. Only a small proportion of the Group's goodwill was determined to have a finite life under UK GAAP and, accordingly, the effect of ceasing to amortise is relatively small.

Differences between UK GAAP and IFRS continued

IAS 38 "Intangible Assets" requires other intangible assets to be separately identified and amortised over their useful economic lives. These lives will typically not be indefinite and as a result, upon acquisition of a company, intangible assets such as brands and customer lists are now separately valued and then amortised over their useful economic lives.

Additionally, UK GAAP requires that on subsequent disposal or closure of a previously acquired subsidiary, any goodwill previously taken directly to shareholders' funds is then charged to the profit and loss account as part of profit or loss on disposal or closure. Under IFRS the appropriate balance to be written off on the disposal of the business is the remaining unamortised balance for goodwill.

This change has no effect on the Group's opening balance sheet.

(g) Taxation

Under UK GAAP, deferred tax is provided for in full on all timing differences which have not reversed at the balance sheet date. Deferred tax assets are only recognised to the extent that they are regarded as more likely than not to be recoverable. Although some differences exist between IFRS and UK GAAP, IAS 12 "Income Taxes" is similar to UK GAAP and has no effect on the Group's UK GAAP figures. IAS 12 has, however, been applied to the IFRS adjustments discussed above.

(h) Presentation of financial statements

The format of the primary financial statements will be presented in accordance with IAS 1 "Presentation of Financial Statements". Although similar, such a presentation and related disclosures differ from the UK GAAP equivalent.

Under IAS 1, there is no definition of "exceptional items". However, the standard provides examples of circumstances where, when such items of income and expense are material, the nature and amount should be disclosed separately. Included in these examples are many one off items which the Group has previously described as "exceptional". Accordingly, the Group will continue to identify such items separately.

(i) Reclassification changes

The following changes reflect presentational changes to the balance sheet at the Transition Date and have no effect on either net assets or profits going forwards:

- under UK GAAP, capitalised computer software is included within tangible fixed assets on the balance sheet. Under IFRS, only computer software that is integral to a related item of hardware is included as property, plant and equipment. All other computer software is included as an intangible asset. As a result, certain software previously shown as fixed assets has been reclassified as intangible assets;
- under UK GAAP, specific definitions exist for cash at bank and in hand and short-term investments. Under IFRS, a new category described as "cash and cash equivalents" replaces the UK GAAP equivalent of cash at bank and in hand. The definition of cash and cash equivalents results in a reclassification of certain amounts from short-term investments into cash and cash equivalents;
- under UK GAAP, provisions for liabilities and charges are not required to be formally split between current and non-current. IFRS requires this distinction to be made; and
- under UK GAAP, deferred tax assets are split between amounts falling due within one year and amounts falling due after more than one year. IFRS requires all deferred tax asset balances to be shown as non-current.

SUMMARY OF EFFECTS ON PROFIT FOR THE PERIOD AND SHAREHOLDERS' FUNDS OF DIFFERENCES BETWEEN UK GAAP AND IFRS

(a) Effects of differences between UK GAAP and IFRS on profit for the period

	52 weeks ended 30 April 2005 £million
Profit for the period in accordance with UK GAAP	**243.1**
IFRS adjustments	
Share-based payments (IFRS 2)	(8.7)
Employee benefits (IAS 19)	0.3
Leases (IAS 17)	1.5
Lease incentives (SIC 15)	(1.0)
IFRS adjustments to underlying operating profit	(7.9)
Amortisation of intangibles acquired (IAS 38)	(1.2)
Goodwill amortisation reversal (IFRS 3)	7.2
IFRS adjustments to total operating profit	(1.9)
Employee benefits (IAS 19) – interest benefit	2.1
Leases (IAS 17) – interest charge	(3.3)
IFRS adjustments to interest	(1.2)
Share-based payments (IFRS 2) – tax effect	0.7
Employee benefits (IAS 19) – tax effect	(0.7)
Leases (IAS 17) – tax effect	0.5
Lease incentives (SIC 15) – tax effect	0.3
Amortisation of intangibles acquired (IAS 38) – tax effect	0.4
IFRS adjustments to taxation	1.2
Profit for the period in accordance with IFRS	**241.2**

(b) Effects of differences between UK GAAP and IFRS on shareholders' funds

	30 April 2005 £million	Transition balance sheet 2 May 2004 £million
Shareholders' funds for the period in accordance with UK GAAP	**1,475.2**	1,467.7
IFRS adjustments		
Share-based payments (IFRS 2)	–	–
Goodwill amortisation reversal (IFRS 3)	7.2	–
Employee benefits (IAS 19)	(186.2)	(131.0)
Leases (IAS 17)	(3.6)	(1.8)
Lease incentives (SIC 15)	(20.9)	(19.9)
Intangibles acquired (IAS 38)	4.6	–
Dividends (IAS 10)	115.2	110.3
IFRS adjustments before taxation	(83.7)	(42.4)
Deferred tax asset on notional share option charge (IFRS 2)	3.0	1.9
Deferred tax asset on pension liability (IAS 19)	56.0	37.7
Deferred tax asset on leases capitalised (IAS 17)	1.1	0.5
Deferred tax asset on operating lease incentives (SIC 15)	6.3	6.0
Deferred tax liability on intangibles acquired (IAS 38)	(5.4)	–
IFRS adjustments after taxation	(22.7)	3.7
Shareholders' funds in accordance with IFRS	**1,452.5**	1,471.4

SHAREHOLDER INFORMATION

Registered office
Maylands Avenue, Hemel Hempstead, Hertfordshire HP2 7TG. Registered No. 3847921. www.dixons-group-plc.co.uk

Joint brokers
Cazenove, Citigroup

Registrars and transfer office
Capita IRG plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. Tel: 0870 162 3100. www.capitaregistrars.com

Shareholder enquiries and share dealing services
The Annual Report and Accounts and other information about the Group are available on the corporate website shown above. Shareholders can access shareholding details over the internet. The web address for our Registrars' site is shown above. As well as checking name, address and shareholding details in the Shareholder Help section, you can download change of address, dividend mandate and stock transfer forms. This is a secure site and the system will validate enquiries by requesting your Investor Code. This is a numerical account number shown on share certificates and dividend tax counterfoils.

Online and telephone share dealing services are available through our Registrars providing shareholders with easy access and simple to use services. There is no need to pre-register and the facilities allow you to trade in "real time" and at a known price which will be given to you at the time you give your instruction. In order to deal via these facilities, you will need your Investor Code (see above) as well as stating your surname, full postcode and date of birth. Details of the online dealing service are available on www.capitadeal.com and the telephone dealing service is on 0870 458 4577.

Cazenove operates a postal share dealing service for private investors who wish to buy or sell the Company's shares. Details are available from Cazenove. Tel: 020 7155 5155.

Dividend mandate
Shareholders who wish dividends to be paid directly into a bank or building society account should complete a dividend mandate form which can be obtained by contacting the Registrars or downloading it from their website (see above). To receive the final dividend in this way, mandate forms should be received by the Registrars by 26 August 2005.

CREST
The Company's shares are traded on CREST. CREST is a voluntary system which enables shareholders to hold and transfer their shareholdings electronically rather than by paper. Shareholders holding shares in this way can complete the proxy voting form through the CREST system. Shareholders can also receive dividends through the CREST system.

Capital gains tax
For the purpose of computing capital gains tax, the market value of an ordinary share in the Company on 31 March 1982 was 1.35 pence (adjusted for rights and capitalisation issues and the corporate restructuring effected on 7 March 2000).

Unsolicited mail
The Company is obliged to make its share register available to third parties on payment of a prescribed fee. This may result in shareholders receiving unsolicited mail. If you wish to limit the receipt of unsolicited mail you should write to:

The Mailing Preference Service, FREEPOST 22, London W1E 7ER.

Or register on their website at www.dmaconsumers.org/offmailinglist.html

ShareGift
The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small parcels of shares whose value makes it uneconomic to sell them. Details of the scheme are available on the ShareGift internet site, www.sharegift.org.

Financial calendar

Final dividend record date	26 August 2005
Annual general meeting	7 September 2005
Payment of final dividend	30 September 2005
2005/06 interim results announcement	January 2006
Payment of 2005/06 interim dividend	March 2006

Alternative format

If you would like the Report and Accounts or any other shareholder documentation in an alternative format, please send a request to disability@dixons.co.uk or telephone 01727 204474 or minicom 01727 206753.

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Dixons Group plc
Maylands Avenue
Hemel Hempstead
Herts HP2 7TG
Telephone 0870 850 3333
www.dixons-group-plc.co.uk